ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2006 and 2007 and

for each of the three years in the period ended December 31, 2007

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal (successor entity of Mittal Steel Company N.V.)

We have audited the accompanying consolidated balance sheet of ArcelorMittal (successor entity of Mittal Steel Company N.V.) and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended (the “2007 consolidated financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2005 and 2006, before the effects of the retrospective adjustment to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the consolidated financial statements, were audited by Deloitte Accountants B.V. whose report, dated April 16, 2007 (March 19, 2008 as to Note 3), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such 2007 consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2005 and 2006 consolidated financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2005 and 2006, as discussed in Note 24 to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 and 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2006 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

/s/ Deloitte S.A.

Luxembourg, Grand-Duchy of Luxembourg

March 19, 2008 (September 19, 2008 as to Note 24, insomuch

as it relates to the change in the composition of reportable segments)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal)

We have audited, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the consolidated financial statements, the consolidated balance sheets of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2006 (the 2006 and 2005 consolidated financial statements before the effects of the adjustments discussed in Note 24 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”, a consolidated subsidiary) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarăo S.A., Sol Coqueria Tubarăo S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminados Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose financial statements for the period from August 1, 2006 to December 31, 2006 were audited by us) which statements reflect total assets constituting 39% of consolidated total assets as of December 31, 2006 and total revenues constituting 31% of consolidated total revenues for the year ended December 31, 2006. Those statements were audited by other auditors whose report (which expresses a qualified opinion because of the omission of comparative financial information is not in conformity with International Financial Reporting Standards, the effect of which, in our opinion, is not relevant in relation to the consolidated financial statements), has been furnished to us, and our opinion, insofar as it relates to the amounts included for Arcelor S.A., is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the consolidated financial statements, present fairly, in all material respects, the financial position of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

As discussed in note 3 to the consolidated financial statements, the accompanying 2006 financial statements have been retrospectively adjusted for finalization of purchase accounting related to the acquisition of Arcelor S.A.

/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands

April 16, 2007 (March 19, 2008 as to note 3, insomuch

as it relates to the acquisition of Arcelor S.A.)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Arcelor S.A.:

We have audited the consolidated balance sheet of Arcelor S.A. and subsidiaries (“the Company”) as of December 31, 2006, and the related consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity for the five months ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

IAS 34 requires that interim financial statements be presented with comparative financial information. These consolidated interim financial statements have been prepared solely for the purpose of consolidating the Company into the consolidated financial statements of Mittal Steel Company N.V. (“Mittal Steel”) as of and for the year ended December 31, 2006. Accordingly, no comparative financial information is presented.

In our opinion, except for the omission of comparative financial information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arcelor S.A. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the five months ended December 31, 2006, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements referred to above are based on the historical values of Arcelor S.A.’s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition.

/s/ KPMG Audit S.à r.l.

City of Luxembourg

Luxembourg

April 16, 2007

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Balance Sheets

	December 31,
	2006*	2007
	(millions of U.S. dollars,)
ASSETS
Current assets:
Cash and cash equivalents	6,020	7,860
Restricted cash	120	245
Short-term investments	6	—
Assets held for sale (note 4)	1,316	1,296
Trade accounts receivables (note 5 and note 12)	8,769	9,533
Inventories (note 6)	19,240	21,750
Prepaid expenses and other current assets (note 7)	3,942	4,644

Total current assets	39,413	45,328

Non-current assets:
Goodwill and intangible assets (note 8)	11,040	15,031
Property, plant and equipment (note 9)	54,573	61,994
Investments accounted for using the equity method (note 10)	3,456	5,887
Other investments (note 11)	1,151	2,159
Deferred tax assets (note 19)	1,789	1,629
Other assets	1,259	1,597

Total non-current assets	73,268	88,297

Total assets	112,681	133,625

*

As required by International Financial Reporting Standards (IFRS), the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Balance Sheets, continued

	December 31,
	2006*	2007
	(millions of U.S. dollars, except share data)
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 13)	4,922	8,542
Trade accounts payable and other (note 12)	11,342	13,991
Short-term provisions (note 20)	569	1,144
Liabilities held for sale (note 4)	239	266
Accrued expenses and other liabilities (note 21)	6,954	7,275
Income tax liabilities (note 19)	534	991

Total current liabilities	24,560	32,209

Non-current liabilities:
Long-term debt, net of current portion (note 13 and note 14)	21,645	22,085
Deferred tax liabilities (note 19)	7,252	7,927
Deferred employee benefits (note 18)	5,531	6,244
Long-term provisions (note 20)	2,040	2,456
Other long-term obligations	1,425	1,169

Total non-current liabilities	37,893	39,881

Total liabilities	62,453	72,090

Commitments and contingencies (note 22 and note 23)

Equity (note 16):
Common shares (no par value, 1,470,000,000 shares authorized, 1,448,826,347 shares issued and 1,421,570,646 shares outstanding at December 31, 2007)	—	9,269
Class A common shares, (EURO 0.01 par value per share, 5,000,000,000 shares authorized, 934,818,280 shares issued and 927,778,733 outstanding at December 31, 2006)	11	—
Class B common shares, (EURO 0.01 par value per share, 721,500,000 shares authorized, 457,490,210 shares issued and outstanding at December 31, 2006)	6	—
Treasury stock (7,039,547 class A common shares at December 31, 2006 and 27,255,701 common shares at December 31, 2007, at cost)	(84)	(1,552)
Additional paid-in capital	25,566	20,309
Retained earnings	14,995	23,552
Reserves	1,654	5,107

Equity attributable to the equity holders of the parent	42,148	56,685
Minority interest	8,080	4,850

Total equity	50,228	61,535

Total liabilities and equity	112,681	133,625

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Income

	Year Ended December 31,
	2005	2006*	2007
	(millions of U.S. dollars)
Sales	28,132	58,870	105,216
(Including 2,339 in 2005, 3,847 in 2006 and 4,767 in 2007 of sales to related parties)
Cost of sales (including depreciation and impairment of 1,113 in 2005, 2,324 in 2006 and 4,570 in 2007)	22,341	48,378	84,953

(Including 914 in 2005, 1,740 in 2006 and 2,408 in 2007 of purchases from related parties)
Gross margin	5,791	10,492	20,263
Selling, general and administrative	1,062	2,960	5,433

Operating income	4,729	7,532	14,830
Other income—net (including negative goodwill of 147 in 2005)	214	49	—
Income from equity method investments	86	301	985
Financing costs—net (note 17)	(353)	(654)	(927)

Income before taxes	4,676	7,228	14,888
Income tax expense (note 19)	881	1,122	3,038

Net income (including minority interest)	3,795	6,106	11,850

Attributable to:
Equity holders of the parent	3,301	5,247	10,368
Minority interest	494	859	1,482

Net income (including minority interest)	3,795	6,106	11,850

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Income, continued

	Year Ended December 31,
	2005	2006*	2007
Earnings per common share (in U.S. dollars)
Basic: Common shares			7.41
Class A common shares	4.80	5.31
Class B common shares	4.80	5.31
Diluted: Common shares			7.40
Class A common shares	4.79	5.30
Class B common shares	4.79	5.30
Weighted average common shares outstanding (in millions) (note 16)
Basic: Common shares			1,399
Class A common shares	230	531
Class B common shares	457	457

Total	687	988

Diluted: Common shares			1,401
Class A common shares	232	533
Class B common shares	457	457

Total	689	989

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Changes in Equity

							Reserves
(millions of U.S. Dollars, except share and per share data)	Shares**		Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains on Available for Sale Securities	Equity attributable to the equity holders of the parent	Minority interest	Total Equity
Balance at December 31, 2004	643		59	(123)	552	7,199	1,368	6	135	9,196	1,875	11,071
Movement with minority shareholders						(17)				(17)	(198)	(215)
Items recognized directly in equity							(758)	(10)	87	(681)		(681)
Net income						3,301				3,301	494	3,795

Recognized income and expenses						3,301	(758)	(10)	87	2,620	494	3,114
Recognition of share based payments					3					3		3
Issuance of shares in connection with ISG acquisition (net of capital duties of 11)	61		1		1,693					1,694		1,694
Treasury Stock (note 16)				12	(9)					3		3
Dividend (0.30 per share)						(213)				(213)		(213)

Balance at December 31, 2005	704		60	(111)	2,239	10,270	610	(4)	222	13,286	2,171	15,457
Items recognized directly in equity							826	(16)	16	826	(37)	789
Net income						5,247				5,247	859	6,106

Recognized income and expenses						5,247	826	(16)	16	6,073	822	6,895
Recognition of share based payments					29					29		29
Voting right reduction			(52)		52
Issuance of shares in connection with Arcelor acquisition	680		9		23,231					23,240	5,225	28,465
Treasury Stock (note 16)	1			27	15					42		42
Dividend (0.50 per share)						(522)				(522)	(138)	(660)

Balance at December 31, 2006*	1,385		17	(84)	25,566	14,995	1,436	(20)	238	42,148	8,080	50,228
Items recognized directly in equity							3,220	(336)	569	3,453	1,046	4,499
Net income						10,368				10,368	1,482	11,850

Recognized income and expenses						10,368	3,220	(336)	569	13,821	2,528	16,349
Recognition of share based payments	2			111	52					163	2	165
Treasury Stock (note 16)	(36)			(2,553)						(2,553)		(2,553)
Dividend (1.30 per share)						(1,826)				(1,826)	(443)	(2,269)
Issuance of shares in connection with the acquisition of
ArcelorMittal Brasil minority interest	27				1,713					1,713	(2,760)	(1,047)
Issuance of shares in connection with the acquisition of
Arcelor SA minority interest	44	***	9,252	974	(7,022)					3,204	(2,592)	612
Other movements						15				15	35	50

Balance at December 31, 2007	1,422		9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)
**	Excludes treasury shares
***	Includes 12 million treasury shares

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2005	2006*	2007
	(Millions of U.S. dollars)
Operating activities:
Net income	3,795	6,106	11,850

Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	1,113	2,324	4,570
Interest expense	503	1,124	1,839
Interest paid	(246)	(867)	(1,494)
Income tax expense	1,110	938	3,038
Taxes paid	(892)	(1,083)	(2,563)
Negative goodwill released to income	(147)	—	—
Other non-cash operating expenses (net)	(330)	(794)	(1,501)

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	406	(128)	548
Inventories	33	(584)	(690)
Trade accounts payable	15	854	565
Other working capital movements	(1,486)	(768)	370

Net cash provided by operating activities	3,874	7,122	16,532

Investing activities:
Purchase of property, plant and equipment	(1,181)	(2,935)	(5,448)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired of 816, 4,599 and 24, respectively	(5,782)	(5,842)	(6,052)
Investments in companies accounted for under equity method	(338)	—	(1,196)
Other investing activities (net)	(211)	201	787

Net cash used in investing activities	(7,512)	(8,576)	(11,909)

Financing activities:
Proceeds from short-term debt	1,678	959	5,848
Proceeds from long-term debt, net of debt issuance costs	8,318	29,910	3,034
Payments of short-term debt	(1,807)	(5,906)	(1,126)
Payments of long-term debt	(2,740)	(18,820)	(6,321)
Purchase of treasury stock	—	—	(2,553)
Sale of treasury stock for stock option exercises	3	8	55
Dividends paid (includes 245, 138 and 443 of dividends paid to minority shareholders in 2005, 2006 and 2007, respectively)	(2,092)	(660)	(2,269)
Other financing activities (net)	(11)	(46)	(85)

Net cash provided by (used in) financing activities	3,349	5,445	(3,417)

Effect of exchange rate changes on cash	(171)	(6)	634

Net increase in cash and cash equivalents	(460)	3,985	1,840

Cash and cash equivalents:
At the beginning of the year	2,495	2,035	6,020

At the end of the year	2,035	6,020	7,860

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or “Mittal Steel” or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”.

On August 1, 2006, Mittal Steel acquired 91.9 % of the share capital of Arcelor SA (“Arcelor”). From that date Arcelor’s results of operations have been included in Mittal Steel’s consolidated financial statements. Through subsequent transactions, Mittal Steel increased its ownership to 94.2 % of the shares of Arcelor. In connection with the acquisition, Mittal Steel agreed it would merge into its newly acquired subsidiary Arcelor and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg.

As a first step in a two-step merger process on May 2, 2007, Mittal Steel and its wholly owned subsidiary, Verger Investment SA (“Verger”), a company domiciled in Luxembourg, entered into a merger agreement, which provided that Mittal Steel would merge into Verger, by way of absorption by Verger of Mittal Steel and without liquidation of Mittal Steel. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”. In the second-step of the merger, ArcelorMittal merged into Arcelor and shareholders of ArcelorMittal became shareholders of Arcelor, which has been renamed “ArcelorMittal”. This merger was effective on November 13, 2007.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in US dollars with all amounts rounded to the nearest million, except for share and per share data. The Company made certain reclassifications in the 2006 comparative information to be consistent with 2007 presentation.

Adoption of new IFRS standards and interpretations applicable in 2007

Effective January 1, 2007, the Company adopted IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). IFRS 7 requires more quantitative and qualitative disclosures regarding financial instruments, their significance on the Company’s financial position and performance and the risks that arise from financial instruments including how such risks have been managed. Comparative disclosure information has been provided for the year prior to the Company’s adoption of this standard. As a result, note 2 “Summary of Significant Accounting Policies” as it relates to financial instruments, note 5 “Trade Receivables” and note 15 “Financial Instruments and Credit Risk” of the consolidated financial statements of the Company have been modified to comply with IFRS 7. The adoption of the other new and revised standards and interpretations did not have a significant impact on the Company’s financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are fully consolidated from the date of acquisition, the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Control is presumed to exist, when the Company holds more than half of the voting rights.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions which are not Operating Subsidiaries. Significant influence is presumed to exist when the Company holds more than 20% of the voting rights. In addition, jointly controlled entities are companies over whose activities the Company has joint control under a contractual agreement. The consolidated financial statements include the Company’s share of the total recognized gains and losses of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in the Company’s equity.

Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by the Company and are presented separately on the income statement and within equity in the consolidated balance sheet.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and critical accounting judgments

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The critical accounting judgments and significant estimates made by management in the preparation of these financial statements are provided below.

Purchase Accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost.

•

The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date regarding the population of employees involved and fair value of plan assets.

•	The fair value of inventories is estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments are recorded to deferred tax assets and liabilities of the acquiree to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired, requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized immediately as a gain in the statement of income.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the financial statement and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected earnings, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Based on the aforementioned factors, management deems it probable that the total deferred tax assets of 1,629 recognized as of December 31, 2007 will be fully utilized. The amount of future taxable income required to be generated by ArcelorMittal’s Operating Subsidiaries to utilize the total deferred tax assets is approximately 5,072.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

For each of the years ended December 31, 2006 and 2007, these Operating Subsidiaries generated approximately 43% and 29%, respectively, of the Company’s income before tax of 7,228 and 14,888, respectively. Historically, the Company has been able to generate taxable income in sufficient amounts to permit it to utilize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements.

At December 31, 2007, the Company had total estimated net tax loss carry forwards of 7,179. This amount includes net operating losses of 2,478 primarily related to ArcelorMittal’s Operating Subsidiaries in Canada, Mexico, Romania, Spain and the United States which expire as follows:

Year Expiring	Amount
2008	65
2009	40
2010	97
2011	40
2012	63
Thereafter	2,173

The remaining tax loss carry forwards of 4,701 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 1,116 as of December 31, 2007 (1,211 as of December 31, 2006). As per December 31, 2007, most of these temporary differences relate to tax loss carry forwards attributable to Operating Subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or the tax consolidation it belongs.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s Operating Subsidiaries have employee benefits such as pension plans and post-employment benefit plans, primarily post-employment health care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the balance sheet, is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

•

Discount rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates. The weighted average assumed discount rate for ArcelorMittal’s worldwide defined benefit plans and other post employment benefit plans was 5.17%-10.77% and 2.94%-10.77%, respectively, at December 31, 2007.

•

Rate of compensation increase. The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•

Expected return on plan assets. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

•

Health care cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by us, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans. Such accumulated unrecognized losses amounted to 597 for pensions and 165 for other post-employment benefits as of December 31, 2007.

The following information illustrates the sensitivity to a change in certain assumptions for pension plans. As of December 31, 2007 the defined benefit obligation (“DBO”) for pension plans was 9.4 billion:

(in millions of U.S dollars) Change in assumption	Effect on 2008 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(22)	1,058
100 basis point increase in discount rate	11	(945)
100 basis point decrease in rate of compensation	(39)	(368)
100 basis point increase in rate of compensation	38	334
100 basis point decrease in expected return on plan assets	65	—
100 basis point increase in expected return on plan assets	(65)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s Other Post Employment Benefits plans (“OPEB”). As of December 31, 2007 the DBO for OPEB was 2.8 billion:

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax OPEB Expense (sum of Service cost and interest cost	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(11)	341
100 basis point increase in discount rate	8	(303)
100 basis point decrease in healthcare cost trend	(11)	(145)
100 basis point increase in healthcare cost trend	13	171

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Environmental and Other Contingencies

ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. All of these are legacy obligations arising from acquisitions. ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that ArcelorMittal expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, ArcelorMittal is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, ArcelorMittal may record significant additional liabilities. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the income statement. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

The estimates of loss contingencies for environmental matters are based on various judgments and assumptions. These estimates typically reflect judgments and assumptions relating to the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties.

Valuation and impairment of non current assets

At each reporting date, ArcelorMittal reviews the carrying amounts of its non-current assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statements of income.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statements of income.

Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Based on its impairment review during 2007, the Company recorded 193 and 43 of impairment losses for long-lived assets and goodwill respectively. At December 31, 2007, the Company had 15,031 of intangible assets, of which 12,663 represented goodwill. An impairment to intangible assets could result in a material, non-cash expense in the consolidated statement of income.

Translation of financial statements denominated in foreign currency

The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal SA, OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Steel Lázaro Cárdenas S.A. de C.V., Companhia Siderurgia de Tubarão (“CST”), ArcelorMittal Galati S.A. and ArcelorMittal Temirtau, whose functional currency is the U.S. Dollar. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the consolidated statements of income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are recognized directly in equity and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or associated company.

Business combinations

Business combinations are accounted for using the purchase accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by ArcelorMittal in exchange for control of the acquiree, plus any costs

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition. The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. Interests previously held in that entity are re-valued on the basis of the fair values of the identifiable assets and liabilities at the date control is obtained. The contra posting for this revaluation is recorded as goodwill when the cost exceeds the net value and immediately as a gain in the statement of income when the net value exceeds the cost. Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded as goodwill or immediately as a gain in the statement of income when the difference is negative.

Cash and cash equivalents

Cash and cash equivalents consists of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents the required collateral primarily with various banks as margin for revolving letters of credit and guarantees.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. If applicable, trade accounts receivable are subsequently measured at amortized cost using the effective interest rate method and reduced by allowances for any impairment.

ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are credited to income.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method and average cost method, which approximates FIFO. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

of freight, shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution.

Goodwill and negative goodwill

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over ArcelorMittal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The impairment analysis is principally based on an estimate of discounted future cash flows at the cash generating unit level. Impairment losses recognized for goodwill are not reversed. On disposal of a subsidiary, any residual amount of goodwill is included in the determination of the profit or loss on disposal.

ArcelorMittal has historically purchased under-performing steel assets, principally those involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the statement of income.

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially measured at cost. These primarily include the cost of technology and licenses purchased from third parties. The cost of intangible assets acquired in a business combination is recorded at fair value at the date of acquisition. Intangible assets acquired separately and in business combinations are amortized on a straight-line basis over their estimated economic useful lives which typically does not exceed five years.

Costs incurred on individual development products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is probable that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the income statement in the period in which it is incurred. To date, costs incurred on individual development projects, which meet the above criteria, are not significant.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and any recognized impairment loss. Cost includes professional fees, and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Property, plant and equipment except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and improvements and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of mining production assets is depreciated on a unit-of-production basis. The rate of depreciation is determined based on the rate of depletion of the proven developed reserves in the coal deposits mined. Proven developed reserves are defined as the estimated quantity of product which can be expected to be profitably extracted, processed and used in the production of steel under current and foreseeable economic conditions. Depletion of mineral properties is based on rates which are expected to amortize cost of the estimated tonnage of minerals to be removed.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized. Gains and losses on retirement or disposal of assets are reflected in the statement of income.

Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

Investment in associates, joint ventures and other entities

Investments in associates and joint ventures, in which ArcelorMittal has the ability to exercise significant influence, are accounted for under the equity method whereby the investment is carried at cost of acquisition, plus ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is any evidence that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment as being the difference between the fair value of the investment and its carrying value. The amount of any write-down is included in operating expense in the statement of income.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss included in equity. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Assets held for sale

Non-current assets, and disposal groups, are classified as held for sale and are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately on the balance sheet and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of ArcelorMittal and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered. The calculation takes into account demographic assumptions relating to the future characteristics of the previous and current personnel (mortality, personnel turnover etc.) as well as financial assumptions relating to future salary levels or the discount rate applied to services rendered. Benefits are discounted in order to reflect the present value of the future obligation and are shown in the balance sheet after the deduction of the fair value of the plan assets. The discount rate applied is the yield, at the balance sheet date, on highly rated bonds that have maturity dates similar to the terms of ArcelorMittal’s pension obligations. The calculations are performed annually utilizing the projected unit credit method. The actuarial assumptions (both demographic and financial) are reviewed at year end, which may give rise to actuarial gains or losses. In calculating ArcelorMittal’s obligation in respect of a plan, to the extent that any unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan (“corridor policy”). Otherwise, the actuarial gain or loss is not taken into consideration. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise on a straight-line basis over the average period until the benefits become vested. Where the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Company, early retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date or to encouraging voluntary redundancy. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the effective number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the balance sheet date, and all movements in the provision (including actuarial gains and losses or past service costs) are recognized in the income statement.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events as of the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Environmental costs

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal liability in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value each period and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment.

Income taxes

The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry forwards. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax assets and liabilities are measured using substantively enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the income statement in

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

the period in which the changes are enacted or substantively enacted. Current and deferred tax are recognized as expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity or when they arise from the initial accounting in a business combination. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowing, and trade and other payables. Non derivative financial instruments are classified into the following specified categories:

•	Financial assets as at fair value through profit or loss, mainly financial assets that are held for trading;

•	Held to maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis;

•

Available-for-sale (“AFS”) financial assets. Gains and losses arising from changes in fair value are recognized directly in equity (AFS reserve) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the income statement for the period;

•

Loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•

Other non derivative financial instrument. Other non derivative financial instruments (in principle financial liabilities) are measured at amortized cost using the effective interest method, less any impairment losses when applicable.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are recognized and derecognized on the trade date. Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified at fair value through the income statement.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Derivative financial instruments

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances. Derivative financial instruments are measured at fair value and subsequently restated at their fair value. Changes in fair value are recognized depending on the nature of the item being hedged, for qualifying hedge relationships.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognized directly in equity.

When the firm commitment or forecasted transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. The ineffective part of any gain or loss and any gains or losses arising from the time value of the derivative financial instrument are recognized in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealized profit or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognized in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognized receivable or payable, any resulting gain or loss on the hedging instrument as well as the fair value in respect of the risk being hedged is recognized in the income statement.

Hedge of a net investment in a foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to U.S. dollars and other currencies are recognized directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods:

Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held to maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purpose only.

Derivatives

The fair value of forward exchange contracts is based on their market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price based on broker quotes for the residual maturity at the contract using a risk-free interest rate. The fair value of interest rate swaps is based on broker quotes. The fair value of commodities

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

swaps and forwards is based on the equivalent listed market price, if available. If a listed market price is not available, the fair value is based on broker quotes. The fair value of option contracts is calculated using Black-Scholes formula or one of its variants. The market parameters of this formula are the underlying asset price, implied volatility and risk-free interest rate.

Non derivative financial liabilities

Fair value, which is determined for disclosure purposes, is based on the present value of the future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate is determined by reference to similar lease agreements.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial assets. When the Company retains the contractual rights to receive the cash flows from an asset, but assumes a contractual obligation to pay those cash flows to one or more entities, the Company treats the transaction as a transfer of a financial asset.

Emission rights

ArcelorMittal’s industrial sites regulated by the European Directive on CO2 emission rights, effective as of January 1, 2005, are located primarily in Germany, Belgium, Spain, France and Luxembourg. The emission rights allotted to the Company on a no-charge basis pursuant to the annual national allocation plan, are recorded on the balance sheet at nil value. Allowances purchased are recorded at cost. Gains and losses from the sale of excess allowances are recognized in the income statement. If at the balance sheet date the Company is short of allowances, it will record a provision through the income statement.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Shipping and handling costs

ArcelorMittal classifies all amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to shareholders and assumed conversion by the weighted average number of common shares and potential common shares from convertible debt and outstanding stock options. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.

The following table provides a reconciliation of the denominators used in calculating basic and diluted net income per share for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006*	2007
Net income	3,301	5,247	10,368
Plus: Interest on Pension Benefit Guaranty Corporation (“PBGC”) note, net of tax	1	—	—

Income available to shareholders and assumed conversion	3,302	5,247	10,368

Weighted average common shares outstanding (in millions)	687	988	1,399
Plus: Incremental shares from assumed conversions
Stock options (in millions)	1	1	2
6% PBGC note (in millions)	1	—	—

Weighted average common shares assuming conversions (in millions)	689	989	1,401

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

Diluted weighted average shares outstanding excludes 3,704,940, nil and nil potential common shares from stock options outstanding for the years ended December 31, 2005, 2006 and 2007, respectively, because the exercise prices of such stock options would be anti-dilutive.

Stock option plan/share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Segment reporting

As a result of Mittal Steel’s acquisition of Arcelor, ArcelorMittal has changed its segment structure to a structure that comprises six major business segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa & CIS (AACIS), Stainless Steel and Steel Solutions and Services. These business segments are used as the primary format for segmental reporting. They include

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Segment liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent ArcelorMittal’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short-term deposits and short-term investments. Segment liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual geographical segments.

New IFRS standards and interpretations applicable from 2008 onward

IFRS 8—Operating Segments

In November 2006, the IASB issued IFRS 8, “Operating Segments”, which specifies how an entity should report information about its operating segments in annual financial statements, and amends IAS 34, “Interim Financial Reporting”, to require an entity to report selected information about its operating segments in interim financial reports. This statement defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. This statement also outlines the requirements for related disclosures about products and services, geographical areas, and major customers and is effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of IFRS 8 will not have a significant impact on its financial statement disclosures.

IFRIC 12—Service Concession Arrangements

In November 2006, the IFRIC issued Interpretation 12, “Service Concession Arrangements”, which provides guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements and in doing so focuses on the following issues: (i) treatment of the operator’s rights over the infrastructure,; (ii) recognition and measurement of arrangement consideration, (iii) construction or upgrade services, (iv) operation services; (v) borrowing costs; (vi) subsequent accounting treatment of a financial asset and an intangible asset; and (vii) items provided by the operator to the grantor. An entity shall apply the Interpretation for annual periods beginning on or after January 1, 2008. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 12.

IFRIC 14—The Limit on a Defined Benefit Asset

In July 2007, IFRIC issued Interpretation 14 IAS 19—“The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. This interpretation provides general guidance on how to determine the limit in IAS 19 Employee Benefits on the amount of a pension fund surplus that can be recognized as an asset. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

IAS 23—Borrowing Costs

In March 2007, the IASB issued a number of amendments to IAS 23 “Borrowing costs”. The amendments require that borrowing costs relating to the acquisition, construction or production of a qualifying asset be capitalized as part of the cost of the asset. All other borrowing costs should be expensed as incurred. The revised Standard is effective for annual periods beginning on or after January 1, 2009, with early application permitted. Retrospective application is not required. As the Company does not follow the eliminated available option, it believes that its adoption will have no impact on its financial statements.

IAS 1 (revised)—Presentation of Financial Statements

In September 2007, the IASB issued a revised IAS 1 “Presentation of Financial Statements”. The Company does not expect that the revised Standard will have a significant impact on its financial statements. The revised Standard is effective for annual periods beginning on or after January 1, 2009, with early application permitted.

IFRS 3 (revised)—Business Combinations and IAS 27 (revised)—Consolidated and Separate Financial Statements

In January 2008, the IASB issued IFRS 3 (revised) and IAS 27 (revised) effective from January 1, 2010. Among other changes, the new Standards will require the acquirer to expense direct acquisition costs as incurred; to revalue to fair value any pre-existing ownership in the acquired company at the date on which it takes control, and record the resulting gain or loss in profit or loss; to record in profit or loss adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the acquirer’s interest but do not affect control; to revalue upon divesting control any retained shareholding in the divested company at fair value and record the resulting gain or loss in profit or loss; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non wholly-owned subsidiary. Earlier application is permitted. The Company is in the process of assessing whether there will be any material changes to its financial statements upon their adoption.

IAS 32 (revised)—Financial Instruments: Presentation and IAS 1 (revised) Presentation of Financial Statements

In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”. The amendments are relevant to entities that have issued financial instruments that are (i) puttable financial instruments, or (ii) instruments, or components of instruments, which impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only upon liquidation. Under the revised IAS 32, subject to specified criteria being met, these instruments will be classified as equity whereas, prior to these amendments, the instruments would have been classified as financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of these amendments will not have a significant impact on its financial statements.

NOTE 3: ACQUISITIONS

Significant acquisitions made during the years ended December 31, 2005, 2006 and 2007 include:

International Steel Group (“ISG”)

On April 15, 2005, the former Mittal Steel acquired 100% of the outstanding common shares of International Steel Group Inc. (“ISG”) (renamed ArcelorMittal USA Inc.). The aggregate purchase price was

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

approximately 3,833 including cash of 2,128 (1,472 net of cash acquired and 56 of acquisition cost) and Class A common shares valued at 1,705. The fair value of the 60,891,883 Class A common shares was determined based on the market-price of the former Mittal Steel’s Class A common shares on the date of acquisition. Intangible assets identified as a result of purchase accounting relate to 4 assigned to patents and 384 assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years or two years on a weighted average basis. Intangible liabilities consist of 1,095 assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years or 3.2 years on a weighted average basis. The Company recognized 122 of income during 2007 (383 of income during 2006 and 137 in 2005) related to the net amortization of these intangibles. The Company finalized the purchase price allocation for ISG in 2006.

Kryvorizhstal

On November 25, 2005, the former Mittal Steel acquired 93.02% of the outstanding common stock of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizhstal (renamed ArcelorMittal Kryviy Rih) from the government run State Property Fund of Ukraine. ArcelorMittal Kryviy Rih was acquired for 4,908 in cash (4,635 net of cash acquired). In connection with the acquisition, the Company has committed to make capital expenditures of 500 until 2010. The Company finalized the purchase price allocation for Kryvorizhstal in 2006. The Company increased its interest in ArcelorMittal Kryviy Rih to 93.77% in 2006 and to 94.66% in 2007. Based on the purchase price allocation for ArcelorMittal Kryviy Rih, the Company has identified 1,323 of excess purchase price over the fair value of the assets acquired.

Arcelor

On August 1, 2006, the former Mittal Steel acquired 91.9% of the share capital of Arcelor. Through subsequent transactions it increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds.

The total purchase price, including acquisition costs, was 33,675, which was funded through a combination of cash and 680 million newly issued Mittal Steel Class A common shares. Total cash consideration for the transactions was 10,435 (5,841 net of 4,594 of cash acquired). The fair value of the Class A common shares issued was determined based on the market price of Mittal Steel’s Class A common shares at the date of the acquisition.

Intangible assets recognized as a result of purchase accounting amount to 1,565. They include favorable supply contracts on raw materials and energy that are being amortized over the term of the associated contracts ranging from two to five years for a total amount of 540. They also relate to customer relationships, trade mark and technology for a total amount of 1,025. The acquired liabilities also include 668 assigned to unfavorable sales contracts that are being amortized over the term of the associated contracts ranging from half a year to nine years.

The acquisition of Arcelor resulted in the consolidation of total assets of 65,288 and total liabilities of 36,884, excluding minority interest. The fair value of the net assets acquired (net of cash acquired) amounts to 23,179, excluding minority interest. The resulting goodwill is 5,902 at the acquisition date. The Company finalized the purchase price allocation for Arcelor in 2007.

The results of Arcelor have been included in the consolidated financial statements since August 1, 2006.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Sicartsa

On April 20, 2007, ArcelorMittal acquired 100% of the outstanding common shares of Siderúrgica Lázaro Cárdenas Las Truchas, S.A. de C.V. (“Sicartsa”) from Grupo Villacero. Sicartsa is a Mexican fully integrated producer of long steel. The acquisition also includes Metave, a mini-mill, Sibasa and Camsa, two rolling-mills located in Mexico, as well as Border Steel, a mini-mill in the US. Finally, through the acquisition of Sicartsa, Sersiinsa, a 50/50 joint-venture between Sicartsa and ArcelorMittal Lázaro Cárdenas S.A. de C.V., is fully consolidated.

Sicartsa was acquired for a total cash consideration of 1,436 (1,427 net of 9 of cash acquired) consisting of 526 for its shares and 910 related to a debt assumption. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. The allocation of the total purchase price is preliminary as at December 31, 2007. Iron ore mines were revalued by 138 and property, plant & equipment was stepped down by 138. The acquisition of Sicartsa and Sersiinsa resulted in the consolidation of total assets of 1,990 and total liabilities of 1,652. The preliminary goodwill related to Sicartsa amounts to 274. The allocation of the purchase price will be finalized in 2008.

Acquisitions of minority interests

The Company acquired significant minority interests during 2007.

Arcelor Brasil

As a result of the acquisition of Arcelor, the Company made a mandatory tender offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of ArcelorMittal.

On June 5, 2007, the Company publicly announced the results of its mandatory tender offer for the shares it did not hold in Arcelor Brasil. In the aggregate, the Company acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its current 67.1% shareholding in Arcelor Brasil to 96.6%. The Company paid for the shares with 3,694 in cash and approximately 27 million Mittal Steel Class A common shares, representing a total consideration of 5,407. Following the auction and after a general Arcelor Brasil shareholders’ meeting held on August 8, 2007 approving the redemption of the remaining shares, the Company acquired the remaining 3.4% for a total cash consideration of 497. On September 12, 2007, the Company announced that it held 100% of Arcelor Brasil. Total consideration for the transaction was 5,879, of which 4,191 paid in cash. The goodwill related to this acquisition amounts to 3,119 and the reduction in minority interests to 2,760.

Arcelor

On November 13, 2007, as a result of the legal merger between the former ArcelorMittal and Arcelor, the 5.76% remaining minority interests in Arcelor were cancelled. The transaction was recorded as if ArcelorMittal had been the acquirer. Total consideration was 3,204 (44 million, including 12 million treasury shares, with shares of the former ArcelorMittal shares valued at $72.65 per share) and resulting goodwill was 612.

ArcelorMittal Poland

On July 20, 2007, ArcelorMittal announced that it had reached an agreement with the Polish government to acquire its outstanding 25.2% shares in ArcelorMittal Poland, which were held by the Polish state and treasury

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

ministry. The additional consideration was 181. These shares were accounted for as an acquisition in 2004 in conjunction with the acquisition of a controlling interest in ArcelorMittal Poland as there was an irrevocable commitment to transfer operational and economic control of these remaining shares to the Company.

ArcelorMittal Kryviy Rih

During 2007, the Company’s ownership in ArcelorMittal Kryviy Rih increased from 93.77% to 94.66%. The reduction in minority interests is 49 and the resulting goodwill amounts to 5.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions and the acquisition of minority interests

	2005(1)		2006	2007
	ISG	Kryviy Rih	Arcelor(2)	Sicartsa(1),(3)	Acquisition of minority interests	Others(1),(3)
Current assets	3,024	347	22,354	524	—	612
Property, plant & equipment	4,001	4,454	34,124	1,349	—	134
Other assets	506	—	8,810	117	—	2

Total assets acquired	7,531	4,801	65,288	1,990	—	748

Current liabilities	1,590	258	16,178	963	—	561
Long-term loan	844	—	8,910	548	—	37
Other long-term liabilities	1,613	200	6,521	20	—	8
Deferred tax liabilities	104	782	5,275	121	—	6
Minority interest	—	—	3,464	—	2,809	—

Total liabilities assumed	4,151	1,240	40,348	1,652	2,809	612

Total net assets	3,380	3,561	24,940	338	2,809	136

Minority interest	—	249	1,761	—	2,591	20

Net assets acquired	3,380	3,312	23,179	338	5,400	116

Fair value of shares issued	1,705	—	23,240	—	4,917	—

Cash paid, net	1,528	4,635	5,841	1,427	4,401	224
Debt assumption	—	—	—	(910)	—	—
Equity investment	—	—	—	95	—	—

Purchase price, net	3,233	4,635	29,081	612	9,318	224

Goodwill (Negative goodwill)	(147)	1,323	5,902	274	3,918	108

(1)	Historical IFRS information as of the date of acquisition was not available for the acquired entities.
(2)	During 2007, the Company finalized the purchase price allocation for Arcelor. See the table below for adjustments. Prior period information has been adjusted retrospectively.
(3)	Based on a preliminary purchase price allocation, which is subject to change.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The total purchase price for ISG, Kryviy Rih, Arcelor and Sicartsa consists of the following:

	ISG	Kryvih Rih	Arcelor	Sicartsa
Cash paid to stockholders, gross	2,072	4,904	10,247	1,434
Transaction related fees	56	4	188	2
ArcelorMittal shares issued	1,705	—	23,240	—

Total purchase price, gross	3,833	4,908	33,675	1,436
Debt assumed	—	—	—	(910)
Cash acquired	(600)	(273)	(4,594)	(9)
Equity investments acquired	—	—	—	95

Total purchase price, net	3,233	4,635	29,081	612

Finalization of purchase price allocation of Arcelor

The table below summarizes the finalization of the purchase price allocation of Arcelor:

	Preliminary allocation	Adjustments	Final allocation
Current assets	22,352	2	22,354
Property, plant & equipment	34,250	(126)	34,124
Other assets	7,963	847	8,810

Total assets acquired	64,565	723	65,288

Current liabilities	16,178	—	16,178
Long-term loan	8,910	—	8,910
Other long-term liabilities	6,231	290	6,521
Deferred tax liabilities	5,305	(30)	5,275
Minority interest	3,447	17	3,464

Total liabilities assumed	40,071	277	40,348

Total net assets	24,494	446	24,940

Minority interest	1,761	—	1,761
Net assets acquired	22,733	446	23,179
Purchase price, net	29,081	—	29,081

Goodwill	6,348	(446)	5,902

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The purchase price allocation of Arcelor has been finalized in 2007, therefore the comparative information for 2006 have been accordingly adjusted for purchase price allocation adjustments and other reclassifications made to align with the 2007 presentation:

Consolidated Balance Sheet	2006 as reported	Adjustments and reclassifications	2006 as adjusted
Current assets	39,362	51	39,413
Non current assets	72,804	464	73,268

Total assets	112,166	515	112,681

Current liabilities	24,560	—	24,560
Non current liabilities	37,415	478	37,893

Total liabilities	61,975	478	62,453

Total equity	50,191	37	50,228

Total liabilities and equity	112,166	515	112,681

Consolidated Statement of Income	2006 as reported	Adjustments and reclassifications	2006 as adjusted
Income before tax	7,195	33	7,228
Income tax expense	1,109	13	1,122

Net Income (including minority interests)	6,086	20	6,106

Attributable to the holders of the Parent company	5,226	21	5,247
Minority interests	860	(1)	859

Net Income (including minority interests)	6,086	20	6,106

Pro Forma Results

The following pro forma financial information presents the combined results of operations of ArcelorMittal for 2007, including Sicartsa, as if its acquisition had occurred as of the beginning of the periods presented. The 2006 pro forma information also includes the results of operations of Arcelor on the same basis. The pro forma financial information is not necessarily indicative of what our consolidated results of operations would have been had we completed the acquisitions at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company.

	Unaudited Pro Forma for the year ended December 31,
	2005	2006	2007
Sales	80,171	88,576	105,456
Net income	8,263	7,994	10,372
Per share amounts
Basic earnings per common share	5.97	5.78	7.14
Diluted earnings per common share	5.97	5.78	7.13

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 4: ASSETS AND LIABILITIES HELD FOR SALE

Following the competition concerns in certain steel production segments expressed by the European Commission as a result of the business combination between Mittal Steel and Arcelor, the disposal of certain entities in the Long Carbon Europe segment was completed during the first quarter of 2007. In June 2007, the Company sold Huta Bankowa Pólska z.o.o. and Travi e Profilati di Pallanzeno. In March 2007, the disposal of Stahlwerk Thüringen GmbH was completed. The total consideration received in cash is 840.

On February 20, 2007, the U.S. Department of Justice (“the DOJ”) informed the Company that the DOJ had selected the Sparrows Point (Flat Carbon Americas) steel mill located near Baltimore, Maryland for divestiture under a consent decree filed by the DOJ in August 2006. As a consequence, the assets and liabilities of Sparrows Point were classified as held for sale. The DOJ appointed a trustee to handle the sale process, which is expected to be completed in 2008.

On August 31, 2007, ArcelorMittal merged its European laser-welded tailored blanks business (Flat Carbon Europe) with Noble International Limited. The total consideration received amounts to 289 and includes cash of 102 and a 40% stake in Noble International Limited.

	December 31,
	2006*	2007
Assets classified as held for sale:
Property, plant and equipment	1,094	670
Trade and other receivables	65	597
Inventories	129	—
Other assets	28	29

Total	1,316	1,296

	December 31,
	2006*	2007
Liabilities classified as held for sale:
Trade and other payables	181	173
Other liabilities	58	93

Total	239	266

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

NOTE 5: TRADE RECEIVABLES

The trade receivables balances are the following:

	December 31,
	2006	2007
Gross amount	9,197	9,950
Allowance for doubtful accounts	(428)	(417)

Total	8,769	9,533

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Exposure to credit risk by business segment

The maximum exposure to credit risk for trade receivables by segment is as follows:

	December 31,
	2006	2007
Flat Carbon Americas	856	1,018
Flat Carbon Europe	1,899	1,866
Long Carbon Americas and Europe	1,976	2,210
Steel Solutions and Services	1,677	2,378
Asia, Africa & CIS and Stainless Steel	1,315	964
Other activities	1,046	1,097

Total	8,769	9,533

Exposure to credit risk by geography

The maximum exposure to credit risk for trade receivables by geography is as follows:

	December 31,
	2006	2007
Europe	5,451	5,876
North America	1,840	1,562
South America	867	1,151
Africa and Asia	446	563
Middle East	165	381

Total	8,769	9,533

Ageing of trade receivables

The aging of trade receivables is as follows:

	December 31,
	2007
	Gross	Allowance for doubtful accounts
Not past due	6,866	(98)
Past due 0-30 days	1,995	(55)
Past due 31-120 days	695	(37)
More than 120 days	394	(227)

Total	9,950	(417)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts is as follow:

Balance at December 31, 2004	Additions	Deductions/ Releases	Others	Balance at December 31, 2005
267	23	(105)	56	241

Balance at December 31, 2005	Additions	Deductions/ Releases	Others	Balance at December 31, 2006
241	241	(238)	184	428

Balance at December 31, 2006	Additions	Deductions/ Releases	Others	Balance at December 31, 2007
428	14	(75)	50	417

NOTE 6: INVENTORIES

Inventory, net of allowance for slow-moving, excess, or obsolete inventory, of 359 and 556 as of December 31, 2006 and 2007, respectively, is comprised of the following:

	December 31,
	2006	2007
Finished products	7,131	8,108
Production in process	3,914	4,582
Raw materials	6,491	6,739
Manufacturing supplies, spare parts and other	1,704	2,321

Total	19,240	21,750

The amount of inventory pledged as collateral was 148 and 217 as of December 31, 2006 and 2007, respectively.

The movement in the allowance for obsolescence is as follow:

Balance at December 31, 2004	Additions	Deductions/ Releases	Others	Balance at December 31, 2005
244	58	(33)	—	269

Balance at December 31, 2005	Additions	Deductions/ Releases	Others	Balance at December 31, 2006
269	230	(140)	—	359

Balance at December 31, 2006	Additions	Deductions/ Releases	Others	Balance at December 31, 2007
359	483	(407)	121	556

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets are the following:

	December 31,
	2006	2007
Advance payments to public authorities	1,692	2,277
Other	2,250	2,367

Total	3,942	4,644

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisition	Concessions, patents and licences	Favourable contracts	Other	Total
Cost
At December 31, 2005	1,391	34	384	192	2,001
Acquisition of Arcelor*	5,902	426	569	2,221	9,118
Other acquisitions	67	17	—	60	144
Disposals	—	(11)	—	—	(11)
Foreign exchange differences	205	4	30	30	269
Transfers and other movements	9	18	—	5	32

At December 31, 2006	7,574	488	983	2,508	11,553
Acquisitions	4,300	26	—	17	4,343
Disposals	—	(23)	—	(1)	(24)
Foreign exchange differences	1,092	51	44	174	1,361
Transfers and other movements	—	127	(4)	(815)	(692)

At December 31, 2007	12,966	669	1,023	1,883	16,541

Accumulated amortization and impairment losses
At December 31, 2005	—	7	162	26	195
Disposals	—	(11)	—	—	(11)
Impairment	—	11	—	(1)	10
Amortization charge*	—	89	116	92	297
Foreign exchange differences	—	23	2	(4)	21
Transfers and other movements	—	1	—	—	1

At December 31, 2006	—	120	280	113	513
Disposals	—	(17)	—	—	(17)
Impairment	43	—	—	—	43
Reduction of goodwill	260	—	—	—	260
Amortization charge	—	82	332	184	598
Foreign exchange differences	—	35	22	56	113

At December 31, 2007	303	220	634	353	1,510

Carrying amount
At December 31, 2006	7,574	368	703	2,395	11,040

At December 31, 2007	12,663	449	389	1,530	15,031

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Goodwill acquired in business combinations are as follows:

	Net value December 31, 2006	Acquisitions (including minority interest)	Exchange rate differences and other movements	Impairment and other reductions	Net value December 31, 2007
Arcelor Mittal Kriviy Rih	1,332	5	—	—	1,337

Flat Carbon Europe	2,197	219	319	(34)	2,701
Flat Carbon Brazil	967	98	114	(220)	959
Flat Carbon Americas	81	8	9	—	98
Long Carbon Europe	1,017	102	120	—	1,239
Long Carbon Americas	358	36	42	—	436
AACIS	52	5	6	—	63
Stainless(1)	740	74	87	(2)	899
Steel Solutions and Services	694	70	82	(4)	842

Total Arcelor(2)	6,106	612	779	(260)	7,237

Flat Carbon Brazil	—	2,266	213	—	2,479
Long Carbon Americas	—	853	85	—	938

Total Arcelor Brasil	—	3,119	298	—	3,417

Sicartsa(3)	—	274	2	—	276
AM Poland	—	181	—	—	181
Others	136	109	13	(43)	215

TOTAL	7,574	4,300	1,092	(303)	12,663

(1)	Includes Acesita, with a net value of 257 as of December 31, 2007
(2)	Includes all subsidiaries, mainly located in Europe and South America
(3)	Subject to change upon finalization of purchase price allocation

ArcelorMittal tests goodwill annually, in the fourth quarter, for impairment or more frequently if there are indications that goodwill might be impaired. As a result of tax restructuring in the second half of 2007, and after purchase price allocation of Arcelor was completed, deferred tax assets amounting to 260 were recognized with respect to net operating losses previously not capitalized. As a consequence, goodwill is reduced for the same amount.

The recoverable amounts of the cash generating units are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the cash generating units. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

ArcelorMittal prepares cash flow derived from the most recent financial budgets and extrapolates cash flows for the following three years based on an estimated growth rate. This rate does not exceed the average long-term rate for the relevant markets.

Research and development costs are expensed and included in cost of goods sold. These costs amounted to 39, 96, and 214 in the years ended December 31, 2005, 2006, and 2007, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2005	4,019	19,805	905	24,729
Additions	477	721	1,737	2,935
Acquisitions through business combinations	8,669	21,989	3,466	34,124
Foreign exchange differences	503	1,067	(66)	1,504
Disposals	(306)	(544)	(194)	(1,044)
Other movements	982	1,131	(1,388)	725

At December 31, 2006*	14,344	44,169	4,460	62,973
Additions	440	1,964	3,044	5,448
Acquisitions through business combinations	499	896	88	1,483
Foreign exchange differences	2,403	7,096	245	9,744
Disposals	(174)	(1,030)	(22)	(1,226)
Other movements	1,658	2,005	(4,036)	(373)

At December 31, 2007	19,170	55,100	3,779	78,049

Accumulated depreciation and impairment
At December 31, 2005	1,032	4,650	2	5,684
Depreciation charge for the year*	633	1,503	7	2,143
Impairment	3	38	—	41
Disposals	(96)	(403)	—	(499)
Foreign exchange differences	201	573	—	774
Other movements	105	153	(1)	257

At December 31, 2006	1,878	6,514	8	8,400
Depreciation charge for the year	567	3,235	5	3,807
Impairment	3	178	12	193
Disposals	(42)	(819)	—	(861)
Foreign exchange differences	884	3,919	43	4,846
Other movements	(38)	(272)	(20)	(330)

At December 31, 2007	3,252	12,755	48	16,055

Carrying amount
At December 31, 2006	12,466	37,655	4,452	54,573

At December 31, 2007	15,918	42,345	3,731	61,994

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

During the period, the Company carried out a review of the recoverable amount of its manufacturing plants and equipment. The recoverable amount of the relevant assets has been determined on the basis of their value in use. As a result of the assessment, the Company determined that the recoverable amount for certain of its plant, property and equipment was less than its carrying amount. Accordingly, a 193 (2006: 41, 2005: 0) impairment loss was recognized immediately as an expense as part of operating income in the income statement.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The Company has pledged 1,146 and 671 in land and buildings as of December 31, 2006 and 2007, respectively, to secure banking facilities granted to the Company. These facilities are further disclosed in note 14.

NOTE 10: INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The Company’s investments in associates and joint ventures are as follows:

Investee	Location	Ownership % At December 31, 2007	Net asset value at December 31,
			2006(4)	2007
DHS Group(1)	Germany	51.30%	998	1,598
Hunan Valin(2)	China	29.19%	382	442
China Oriental Group Company Ltd(3)	China	28.02%	—	644
Gestamp	Spain	35%	238	361
Gonvarri Industrial Consolidated	Spain	35%	276	423
Other	Various	—	1,562	2,419

Total			3,456	5,887

(1)

The Company owns a 51.3% interest in Dillinger Hutte Saarstahl AG (“DHS”). The Company does not exercise control over DHS as it is unable to appoint a majority of the members of the supervisory board of DHS and decisions voted on by shareholders are required to be approved with at least a 70% affirmative vote.

(2)

In November 2007, the conversion of certain convertible bonds occurred and, as a result, the shareholdings of the Company were diluted to 29.19%. As of December 31, 2007, the investment had a market value of 1,058 (357 in 2006).

(3)

On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest in the Company. On December 13, 2007 the Company entered into a shareholder’s agreement which enabled ArcelorMittal to become the majority shareholder of China Oriental and to raise eventually its equity stake in the China Oriental to 73.13%. As of December 31, 2007 the investment had a market value of 670.

(4)	During 2007, the Company finalized the purchase price allocation for Arcelor. Prior period information has been adjusted retrospectively.

Summarized financial information, in the aggregate, for the Company’s investments accounted for using the equity method is as follows:

	Years ended December 31,
	2005	2006	2007
Condensed statement of income data
Gross revenue	3,446	8,734	28,696
Net income	137	533	1,806

	December 31,
	2006	2007
Condensed balance sheet data
Total assets	12,148	27,518
Total liabilities	6,797	14,551

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 11: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2006	2007
Available-for-sale securities	505	1,839
Investments accounted for at cost	646	320

Total	1,151	2,159

The change in fair value of available-for-sale securities for the period (unrealized gain of 569 (2006: 16), net of income tax and minority interests) is recorded directly in equity.

NOTE 12: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are associates and joint ventures of the Company, were as follows:

	Year ended December 31,			December 31,
	2005	2006	2007	2006	2007
Transactions	Sales			Trade receivables
Macsteel Int’l Holding & Subsidiaries	1,369	1,084	941	26	45
I/N Kote	361	380	408	13	6
Polski Koks	77	376	445	64	81
Coils Lamiere Nastri (CLN) SPA	—	221	645	143	107
Gonvarri Industrial SA	—	207	275	49	1
WDI	153	205	175	18	3
Zaklad Przetworstwa	70	150	169	20	21
Stalprofil S.A.	68	105	111	8	13
Sorevco	63	72	—	8	—
Lamines Marchands Europeens SA	—	55	168	28	37
Borcelik Celik Sanayii Ticaret AS	—	52	214	20	39
Florin Centrum	23	50	47	12	7
Gouvauto SA	—	—	145	—	12
Berg Steel Pipe Corp	—	—	110	—	—
ArcelorMittal Gonvarri SSC Slovakia	—		92	—	12
Gestamp Servicios	—	—	71	—	7
Gonvarri Productos Siderurgicos SA	—	—	67	—	11
Bamesa Celik Servis Sanayii Ticaret AS	—	—	66	—	19
Hierras Aplanaciones SA	—	—	65	—	9
Gonvarri Brasil SA	—	—	62	—	22
Noury SA	—	—	50	—	5
Other	155	890	441	300	110

Total	2,339	3,847	4,767	709	567

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

	Year ended December 31,			December 31,
	2005	2006	2007	2006	2007
Transactions	Purchases of raw material & others			Trade payables
Polski Koks	217	258	623	56	72
E.I.M.P	188	255	282	—	—
Forges et Acieries de Dillingen	—	186	330	27	56
I/N Tek (Tolling charges)	144	166	136	10	31
Mac Steel Int’l Holding & Subsidiaries	—	106	—	—	—
Peña Colorada	53	66	70	27	41
PCI Associates (Tolling Fees)	54	65	45	—	—
Eko Recycling GmbH	—	62	—	17	—
Borcelik Celik Sanayiii Ticaret AS	—	—	198	—	40
ArcelorMittal Gonvarri SSC Slovakia	—	—	64	—	8
ATIC Services	—	—	164	—	22
Dillinger Hutte Saarstahl AG	—	—	103	—	24
Cia Hispano Brasileira de Pelotizaçao SA	—	—	60	—	12
Lindsay International (Pvt) Ltd.	57	36	30	3	4
Orind Refractories & Subsidiaries	66	35	21	3	1
Other	135	505	282	376	135

Total	914	1,740	2,408	519	446

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 25 for disclosure of transactions with key management personnel.

NOTE 13: SHORT-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	At December 31,
	2006	2007
Short term bank loans and other credit facilities	1,229	3,653
Current portion of long-term debt (see note 14)	3,663	4,832
Lease obligations (see note 14)	30	57

Total	4,922	8,542

Short-term debt includes short term loans, overdrafts and commercial paper.

Commercial paper

The Company runs a commercial paper program enabling borrowings of up to €2,000 million (2,944).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 14: LONG-TERM DEBT

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest Rate(1)	2006	2007
Corporate
3.2 billion Credit Facility	2010	Floating	5.2% – 5.5%	2,100	2,700
€17 billion Credit Facility	2011 – 2012	Floating	5.2% – 5.4%	15,828	16,357
EBRD loans	2009 – 2013	Floating	5.6% – 5.9%	250	216
Debenture loans	2008 – 2015	Fixed	3.4% – 6.4%	2,622	2,917
Other loans	2008 – 2035	Floating	3.2% – 5.3%	774	1,583
Other loans	2008 – 2015	Fixed	3.5% – 6.5%	412	372

Total Corporate				21,986	24,145

Americas
Senior secured notes	2014	Fixed	9.75%	420	420
Senior unsecured notes	2008 – 2017	Fixed		391	—
Senior unsecured notes	2014	Fixed	6.5%	500	500
Asset acquisition loans	2008 – 2018	Fixed	5% –11.1%	633	813
Other loans	2008 – 2014	Fixed	6.0% –11.4%	230	101
Other loans	2008 – 2018	Floating	4.7% –15.2%	343	380

Total Americas				2,517	2,214

Europe, Asia & Africa
Government loan	2011	Fixed	5%	150	—
Other loans	2008 – 2010	Fixed	4.8% – 22%	390	259
Other loans	2008 – 2010	Floating	6.1% –7.58%	159	16

Total Europe, Asia & Africa				699	275

Total				25,202	26,634
Less current portion of long-term debt				3,663	4,832

Total long-term debt (excluding lease obligations)				21,539	21,802
Revaluation of interest rate hedge instruments (note 15)				6	18
Lease obligations(2)				100	265

Total long-term debt, net of current portion				21,645	22,085

(1)	Rates applicable to balances outstanding at December 31, 2007. The effective rate of the €17 billion Credit Facility amounts to 5.12% in 2007.
(2)	Net of current portion of 30 in 2006 and 57 in 2007.

Corporate

3.2 billion Credit Facility

On April 7, 2005, Mittal Steel and certain subsidiaries signed a five-year 3,200 credit facility (1,700 term loan and 1,500 RCF) with a consortium of banks. On February 6, 2007 an amendment deed was signed in order to align the documentation with the documentation of the €17 billion credit facility. On December 10, 2007, this

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

credit facility was transferred to ArcelorMittal Finance. ArcelorMittal provided an unconditional guarantee securing the debt. 2,700 was outstanding at December 31, 2007.

€17 billion Credit Facility

On January 30, 2006, the Company entered into a €5 billion credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs (“Acquisition Facility”) and a €3.0 billion credit agreement to refinance the 2005 Bridge Facility (“Refinancing Facility”). On May 23, 2006, the Company entered into a €2.8 billion agreement with a group of lenders to finance the cash portion of the increased offer for Arcelor along with related transaction costs (“Acquisition Facility”).

On November 30, 2006, the Company entered into a €17 billion credit agreement (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance Mittal Steel’s Refinancing Facility and Acquisition Facilities, along with Arcelor’s €4,000 million term loan facility and €3,000 million revolving credit facility agreement. All of these refinanced facilities were repaid and cancelled in December 2006. The €12 billion term loan facility started its repayments as foreseen in the agreement and on November 30, 2007, an equivalent amount of €2.4 billion was repaid. The €5 billion revolving credit facility remains available and has been used from time to time in 2007. At December 31, 2007, 2,200 had been drawn under this facility. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012. On December 10, 2007, ArcelorMittal transferred the total credit facility to ArcelorMittal Finance. ArcelorMittal provided an unconditional guarantee securing the debt. The outstanding amount under €17 billion credit facility at December 31, 2007 was 16,357.

EBRD Loans

This secured loan is for capital expenditures and working capital requirements at ArcelorMittal Galati. The loan is guaranteed by the Company and certain of its subsidiaries. The outstanding amount of the loan is 33 as of December 31, 2007.

On April 4, 2006, the former Mittal Steel signed a 200 loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Kryviy Rih. The outstanding amount of the loan was 183 as of December 31, 2007.

On June 15, 2007, the former Mittal Steel signed a 100 loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Temirtau in order to finance the overall modernization of the coal mines operated by ArcelorMittal Temirtau in the region of Karaganda with the aim to bring them in line with international best practice in terms of productivity and health and safety. The outstanding amount under this agreement at December 31, 2007 was nil.

Debenture loans

In 2001, the former Usinor (renamed ArcelorMittal France) issued €600 million in two tranches (€500 million on April 10 and €100 million on July 31). Both principal amounts of unsecured and unsubordinated fixed rated notes bear interest at 6.125% (issued at 99.695%) due April 10, 2008. On December 20, 2002, the general assembly of the bondholders approved the substitution of Arcelor Finance (renamed ArcelorMittal Finance) for ArcelorMittal France as primary obligor under the outstanding bonds.

In 2003, ArcelorMittal Finance issued €600 million (€500 million on September 24 and €100 million on December 4). Both principal amounts of unsecured and unsubordinated fixed rated notes bear interest at 5.125% (issued at 99.536%) due September 24, 2010. Both issuances were consolidated to form a single series.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% (issued at 101.97%) due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 4.625% (issued at 99.195%) due November 7, 2014.

On December 10, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 3.395% (issued at 100.00%) due December 10, 2014.

Debenture loans denominated in € represent a total amount of 2,797. Other debenture loans are denominated in U.S. dollar.

Other facilities

On June 29, June 30, 2007 and December 13, 2007, ArcelorMittal Finance entered into bilateral credit facilities totaling €1.5 billion. These bilateral lines of credit have remained unutilized and are fully available to ArcelorMittal. Their proceeds may be used for general corporate purposes.

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million bilateral facility due 2012.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued senior secured notes with an aggregate principal amount of 800: 150 of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”), of which 420 (net of 3 of discount) are outstanding as of December 31, 2007.

The Senior Secured Notes are secured by First Mortgage Bonds (relating to certain assets of the former Ispat Inland Inc.) originally totaling 800 and by a second position lien on the inventory of Mittal Steel USA (renamed ArcelorMittal USA). As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by ArcelorMittal USA, certain of its subsidiaries as well as by ArcelorMittal and certain other subsidiaries. The terms of the Senior Secured Notes place certain limitations on the ability of ArcelorMittal USA and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions and various other activities. The indenture also contains limited covenants that are applicable to ArcelorMittal. These limitations are subject to a number of exceptions and qualifications. ArcelorMittal USA was in compliance with all covenants at December 31, 2007. The Senior Secured Notes became investment grade rated as of January 19, 2006. As a result, many of the above limitations were suspended, including restrictions on paying dividends or making other distributions to shareholders.

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount of 5, which is amortized as interest expense over the life of the senior unsecured notes. On July 22, 2005, ArcelorMittal USA repurchased

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

100 of unsecured notes leaving an outstanding balance of 500. These bonds are fully and unconditionally guaranteed by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

On October 1, 2001, Dofasco (renamed ArcelorMittal Dofasco) issued Canadian dollar (“CAD”) 125 million of 7.55% unsecured, non-callable notes maturing October 1, 2008. On June 15, 2005, ArcelorMittal Dofasco issued CAD 250.0 million of 4.961% Series A Medium Term Notes. The notes were repaid on May 15, 2007.

Asset Acquisition Loans

In May 2005, ArcelorMittal USA took ownership of a coke oven battery at Burns Harbor that was previously leased under a capital lease. The related loan amounts to 118 as of December 31, 2007. CST, Vega do Sul and Belgo Mineira contracted loans mainly with Banco Nacional de Desenvolvimento and Banco Bradesco S.A. for a total amount of 695 in order to finance their expansion of capacity. Together the outstanding as at December 31, 2007 was 813 including accrued interest.

Other loans

The other loans relate mainly to loans contracted by Acesita, CST and Vega do Sul with different counterparties.

Europe, Asia & Africa

Mittal Steel Annaba (renamed ArcelorMittal Annaba) had a 150 ten-year term loan agreement with the government of Algeria. The loan is guaranteed by ArcelorMittal. The loan has been repaid in full during first quarter of 2007.

In 2007, Rongcheng acquisition incorporated 66 principal amount of loan maturing between 2008 and 2010 of which 40% bearing fixed interest rates and 60% interest rates are based on 6 months LIBOR.

In 2007, the Rozak acquisition incorporated 267 principal amount of loan maturing between 2008 and 2010 bearing fixed interest rates.

Other

Certain debt agreements of the Company or its subsidiaries contain covenants requiring certain consent from lenders in specified circumstances, to declare or pay any dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets with certain exceptions, and enter into any merger or consolidation or reorganization. Certain of these agreements also require compliance with financial maintenance tests, including financial ratios and minimum levels of net worth. The Company is in compliance with the financial covenants contained within the (amended) agreements related to all of its borrowings.

Scheduled maturities of long-term debt including lease obligations at December 31, 2007 are as follows:

Year ended December 31,
2008	4,889
2009	4,216
2010	7,577
2011	4,016
2012	3,190
Subsequent years	3,068

Total	26,956

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments is:

	December 31, 2006		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	4,664	4,756	4,596	4,683
Instruments payable bearing interest at variable rates	20,674	20,674	22,360	22,315

NOTE 15: FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances and arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.

Cash and cash equivalents, restricted cash, short term investments and trade receivables are included in the “Loans and receivables” category, which is measured at amortized cost. Other current assets comprise derivative instruments for 593 and 303 as of December 31, 2006 and 2007, respectively, which are included in “Financial assets at fair value through profit or loss” category. Other investments are classified in “Available-for-sale” category at fair value through equity. Other assets are included in “Financial assets at fair value through profit or loss” category.

Except for derivatives instruments, amounting to 532 and 674 as of December 31, 2006 and 2007, respectively, which are included in the “Financial liabilities at fair value through profit or loss” category, financial liabilities are included in “Financial liabilities measured at amortized cost” category.

The Company’s short and long-term debt consists of debt instruments which bare interest at fixed rates and variable rates tied to market indicators. The fair value of the Company’s variable rate debt approximates its carrying amount given its floating interest rate. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spread.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the ISDA type allowing netting in case of counter-party default).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The portfolio associated with derivative financial instruments as of December 31, 2006 is as follows:

	Assets			Liabilities
	Notional amount	Fair value	Average Rate*	Notional amount	Fair value	Average Rate*
Interest rate swaps- fixed rate borrowings/ loans	1,054	12	4.99%	850	(5)	4.64%
Interest rate swaps- fixed rate variable/variable	264	1	1.35%	589	(2)	3.31%

Total Interest rate instruments		13			(7)

Exchange rate instruments
Forward purchase of contracts	522	3		7,454	(412)
Forward sale of contracts	12,202	408		205	(1)
Currency swap	80	1		—	—
Exchange option purchases	—	—		593	(13)
Exchange options sales	593	10		—	—

Total Exchange rate instruments		422			(426)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	27	2		102	(12)
Term contracts purchases	612	156		672	(87)
Options Sale/ Purchase	29	—		—	—

Total Raw materials, freight, energy, emission rights		158			(99)

Total		593			(532)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor

The portfolio associated with derivative financial instruments as at December 31, 2007 is as follows:

	Assets			Liabilities
	Notional amount	Fair value	Average Rate*	Notional amount	Fair value	Average Rate*
Interest rate swaps- fixed rate borrowings/ loans	1,311	4	4.31%	1,108	(16)	3.83%
Interest rate swaps- fixed rate variable/variable	—	—		143	(2)

Total Interest rate instruments		4			(18)

Exchange rate Instruments
Forward purchase of contracts	304	32		9,672	(218)
Forward sale of contracts	3,246	45		1,409	(16)
Exchange option purchases	8,720	111		—	—
Exchange options sales	—	—		5,682	(258)

Total Exchange rate instruments		188			(492)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	199	20		82	(4)
Term contracts purchases	554	89		1,229	(151)
Options Sale/ Purchase	69	2		121	(9)

Total Raw materials ( base metal), freight, energy, emission rights		111			(164)

Total		303			(674)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Interest rate risk

The Company makes use of certain instruments for the management of interest rate risk in order to optimize its financial results. Interest rate contracts allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Company and its counter party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to cover variations in the value of fixed rate loans qualify as fair value hedges. The assets and liabilities associated with interest rate instruments are not significant.

Exchange rate risk

The Company is mainly exposed to variations in value arising from exchange rate fluctuations on raw materials, energy and freight. Normally, the Company invoices its customers in the functional currency of its Operating Subsidiaries.

The Company uses forward purchases and sales of foreign currency, “plain vanilla” options, and foreign currency swaps to hedge foreign currency transactions at the majority of its subsidiaries. The Company also uses these instruments at corporate level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain monetary assets denominated in foreign currency.

The general policy of the Company is to hedge its exposure to exchange rate risk transactions. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorized by management, the Company may either hedge in anticipation of future transactions or not hedge transactional risks.

To hedge the above exposure to exchange rate risk, the Company had 10.8 billion of long positions in forward contracts and option arrangements against other currencies as of December 31, 2007.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2007
	Carrying amount	Contractual Cash Flows	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds / notes over 100	(3,839)	(4,875)	(1,111)	(169)	(1,299)	(2,296)
Loans over 100	(20,216)	(22,476)	(6,454)	(4,158)	(11,864)	—
Trade and other payables	(13,991)	(13,991)	(13,991)	—	—	—
Other non derivative financial liabilities	(7,903)	(9,074)	(2,890)	(923)	(3,923)	(1,338)

Total	(45,949)	(50,416)	(24,446)	(5,250)	(17,086)	(3,634)

Derivative financial liabilities
Interest rate instruments used for hedging	(18)	(18)	(5)	(5)	(8)	—
Foreign exchange contracts used for hedging	(492)	(492)	(426)	(35)	(31)	—
Other commodities contracts	(164)	(164)	(156)	(6)	(2)	—

Total	(674)	(674)	(587)	(46)	(41)	—

The following table presents the periods in which cash flows hedges are expected to mature.

	December 31, 2006
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(102)	(61)	(34)	(7)	—
Commodities	(54)	(39)	(19)	(14)	18

Total	(156)	(100)	(53)	(21)	18

	December 31, 2007
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(305)	(53)	(27)	(35)
Commodities	(86)	(50)	(21)	(16)	1

Total	(506)	(355)	(74)	(43)	(34)

The following table presents the periods in which cash flows hedges are expected to impact the income statement:

	December 31, 2006
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years
Forward exchange contracts	(102)	(59)	(35)	(8)	—
Commodities	(54)	(29)	(24)	(19)	18

Total	(156)	(88)	(59)	(27)	18

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

	December 31, 2007
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(102)	(79)	(74)	(165)
Commodities	(86)	(38)	(30)	(21)	3

Total	(506)	(140)	(109)	(95)	(162)

Raw material, freight, energy risks and emission rights

The Company uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Company is exposed to risks on raw materials (including base metals such as zinc, nickel, aluminum, pewter and copper) and energy both through the purchase of raw materials and through sales contracts.

Fair values of raw material instruments are as follows:

	At December 31,
	2006	2007
Base metals, freight	129	(79)
Energy (oil, gas, electricity)	(69)	12

	60	(67)

Assets associated with raw material, energy and freight	155	91
Liabilities associated with raw material, energy and freight	(95)	(158)

Total	60	(67)

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003 establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2006 and 2007, the Company had a net notional position of 1 with a net fair value of (1) and a net notional position of 29 with a net fair value of 14, respectively.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s derivatives sensitivity to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies to which the Company is exposed. The sensitivity analysis does not include non-derivative foreign currency-denominated monetary items. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2006		December 31, 2007
	Income	Other Equity	Income	Other Equity
10% strengthening in U.S. dollar	(126)	269	129	933
10% weakening in U.S. dollar	126	(273)	(40)	(995)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Cash Flow Sensitivity Analysis for variable rate instruments

A change of 100 basis points in interest rates during the period would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2006.

	December 31, 2006
	Variable rate Instrument	Interest rate Swaps/FRAs	Cash Flows Sensitivity (net)
100 bp Increase	(158)	(22)	(180)
100 bp Decrease	158	22	180

	December 31, 2007
	Variable rate Instrument	Interest rate Swaps/FRAs	Cash Flows Sensitivity (net)
100 bp Increase	(179)	1	(178)
100 bp Decrease	179	1	178

Base metals, energy , freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading as fair value through income statement and those designated in hedge accounting relationships.

	December 31, 2006		December 31, 2007
	Income	Other equity Cash flow Hedging reserves	Income	Other equity Cash flow Hedging reserves
+10% in prices	16	104	41	112
-10% in prices	(16)	(104)	(41)	(112)

NOTE 16: EQUITY

As of December 31, 2006, the authorized common shares of Mittal Steel consisted of 5,000,000,000 Class A common shares, with par value of €0.01 per share, and 721,500,000 Class B common shares, par value of €0.01 per share. At December 31, 2006, 934,818,820 Class A common shares and 457,490,210 Class B common shares were issued and 927,778,733 Class A common shares (excluding treasury shares) and 457,490,210 Class B common shares were outstanding.

In September 2006, the nominal value of Class B common shares changed from €0.10 per share to €0.01 per share and the voting rights associated therewith were reduced from 10 votes to 1 vote per share. This was approved by the shareholders during the June 30, 2006 shareholders’ meeting and resulted in a reduction of share capital of 52.

On August 28, 2007, at the extraordinary general meeting of Mittal Steel the shareholders approved the merger of Mittal Steel into the former ArcelorMittal, a wholly-owned subsidiary of Mittal Steel. This merger was effective on September 3, 2007 and was the first step in the two-step merger process between Mittal Steel and Arcelor. Holders of Mittal Steel shares automatically received one newly issued share of the former ArcelorMittal for every one Mittal Steel share on the basis of their respective holdings. The Mittal Steel Class A common shares and the Mittal Steel Class B common shares have disappeared in this merger.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

On November 5, 2007, at the extraordinary general meeting of ArcelorMittal and Arcelor shareholders approved the merger of former ArcelorMittal into Arcelor effective on November 13, 2007. In this second step in the two-step merger process, a holder of the former ArcelorMittal shares received one newly issued Arcelor share for every one former ArcelorMittal share (the “Exchange Ratio”). This Exchange Ratio followed the completion of a share capital restructuring of Arcelor pursuant to which each seven pre-capital restructuring shares of Arcelor were exchanged for eight post-capital restructuring shares of Arcelor. After the second step merger Arcelor was renamed ArcelorMittal.

In addition, a new share capital was approved of €6,439 million, representing 1,470 million shares, without nominal value, for a period ending on November 5, 2012. This new share capital results in issued corporate capital of €6,346 million (9,269) represented by approximately 1,449 million shares, without nominal value, of which approximately 1,422 million shares were outstanding as of December 31, 2007.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts, which are different from its consolidated accounts. ArcelorMittal has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares. Dividends are declared in US dollars and are payable in either US dollars or in euros.

On September 27, 2006, Mittal Steel announced that its Board of Directors had agreed upon, and the shareholders subsequently approved, a new dividend and cash distribution policy. The new policy aimed to return 30% of Mittal Steel’s prior year annual net income to shareholders annually through an annual base dividend, supplemented by share buy-backs. The annual base dividend was $1.30 per share.

The dividend for 2007 amounted to 1,826 ($1.30 per share) and was paid quarterly ($0.325 cents per share) on March 15, 2007, June 15, 2007, September 17, 2007 and December 17, 2007.

On November 14, 2007, ArcelorMittal announced its Board of Directors had recommended increasing the Company’s base dividend by 20 cents from $1.30 to $1.50 per share. The policy reconfirms a mechanism that will allow ArcelorMittal to honor its commitment of returning 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on the annual net income attributable to equity holders of the parent for the year ended December 31, 2007 of 10.4 billion, ArcelorMittal will return a total of 3.1 billion to shareholders by paying a cash dividend of approximately 2.1 billion and implementing a 1.0 billion share buy-back. This distribution policy was implemented as of January 1, 2008.

The 1.0 billion share buy-back was completed on February 20, 2008 with the acquisition of 14.6 million shares (out of 25 million shares repurchased) from Carlo Tassara International S.A. at a price of €46.60 ($68.70) per share.

On March 17, 2008, an interim dividend was declared of $0.375 cents per share. New quarterly dividend payments will take place on June 16, 2008, September 15, 2008 and December 15, 2008.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Treasury stock

On April 2, 2007, ArcelorMittal announced the start of a share buy-back program designed to achieve the 30% distribution pay-out commitment described above. This share buy-back program was completed on September 4, 2007 as the $590 million limit was reached. ArcelorMittal purchased an aggregate of 9,513,960 Mittal Steel Class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, ArcelorMittal announced the start of a share buy-back program for up to 27 million shares, for cancellation in due course. This share buy-back program was designed to offset the issuance of 27 million shares in connection with ArcelorMittal’s mandatory offer for ArcelorMittal Brasil. This share buy-back program was completed on December 13, 2007. The shares were repurchased at an average price of €50.15 ($72.39) per share and for a total amount of €1,354 million (1,954).

On November 5, 2007, ArcelorMittal announced the start of a share buy-back program valid for a period of 18 months or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to such period. This program was completed on February 20, 2008 with the acquisition of 14.6 million shares from Carlo Tassara International S.A. (“Carlo Tassara”) at a price of €46.60 ($68.70) per share for a total amount of €680 million (1,003). Carlo Tassara is controlled by the Zygmunt Lubicz-Zaleski Foundation. Mr. Romain Zaleski was a member of the ArcelorMittal Board of Directors at the time of this transaction.

On December 12, 2007, ArcelorMittal announced the start of a share buy-back program for up to 44 million shares. This program has a two year term, and shares bought under this program may be used in potential future corporate opportunities or for cancellation. The Company acquired approximately 130,000 shares under this program through December 31, 2007, for a total amount of 9 at an average price of $70.38 per share.

On February 19, 2008, ArcelorMittal purchased 10.4 million shares (out of a total of 25 million shares repurchased) under the 44 million share buy-back program from Carlo Tassara at a price of €46.40 ($68.70) per share.

Share Retention Agreements

ArcelorMittal Temirtau has entered into share retention agreements with the European Bank for Reconstruction and Development (“EBRD”) and the International Finance Corporation (“IFC”). Until the date on which the EBRD and IFC loans have been repaid in full, ArcelorMittal Temirtau’s holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of its share holding in ArcelorMittal Temirtau.

The Company has pledged 20% of the outstanding shares of ArcelorMittal Galati towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company’s acquisition of ArcelorMittal Galati. Further, the Company has also pledged 50% of the outstanding shares of ArcelorMittal Galati’s towards the Company’s ten-year capital expenditure commitment at ArcelorMittal Galati which commenced November 2001.

The Company has pledged 78.5% of its shareholding in ArcelorMittal Tubular Products Iasi to AVAS with respect to its investment commitment for 2007-2008.

The Company has entered into a share pledge agreement with AVAS for 100% of its shareholding in ArcelorMittal Tubular Products Roman’s share capital with respect to its investment commitment from 2003 to February 1, 2014.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The Company has entered into a share pledge agreement with APAPS for 1.4% of its share holding in ArcelorMittal Hunedoara’s share capital with respect to its commitment to pay the purchase price for ArcelorMittal Hunedoara. The Company has also entered into a share pledge agreement with APAPS for 51.7% of its share holding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004.

The Company is required to establish a registered pledge in favor of the State Treasury of Poland for the number of the Company’s shares of ArcelorMittal Poland equal to the difference between: (i) the number of shares in the Company held by Mittal Steel Holdings AG and (ii) 50% of the Company’s shares plus one share. As a result, the number of the shares to be pledged equals to 130,549,058 shares, which constitutes about 49% of the entire Company’s share capital and about 49.5% of all shares/capital held by the Company.

Stock Option Plan

In 1999, the Company established the ArcelorMittal Global Stock Option Plan (“ArcelorMittalShares”). Under the terms of ArcelorMittalShares, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 20,000,000 shares of common stock (increased from 6,000,000 shares to 10,000,000 shares of common stock after shareholder approval in 2003 and increased from 10,000,000 shares to 20,000,000 shares of common stock after shareholder approval in 2006). The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of the ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 23, 2005, ArcelorMittal granted 3,908,773 options to a group of key employees at an exercise price of 28.75. The options expire on August 23, 2015.

On September 1, 2006, ArcelorMittal granted 3,999,223 options to a group of key employees at an exercise price of 33.755. The options expire on September 1, 2016.

On August 2 and December 11, 2007, ArcelorMittal granted, respectively, 5,965,200 and 13,000 options to a group of key employees at an exercise price of 64.30 and 74.535, respectively. The options expire on August 2, 2017, and on December 11, 2017.

In addition, Arcelor had stock option plans (grants for 2003, 2004, 2005, 2006) with 1,346,160 options outstanding prior to step-two of the two-step merger.

In connection with step-two of the two-step merger process described above, each Arcelor stock option was provided the right to purchase or subscribe, as applicable, a number of shares equal to seven pre-capital restructuring options to purchase underlying shares in exchange for eight post-capital restructuring options to purchase underlying shares. No other modifications to the initial Arcelor stock option grants were made. This resulted in the issuance of 1,538,469 options to purchase common stock of ArcelorMittal, with an exercise price ranging from $12.46 to $44.35 per option.

The Company determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated statement of income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2005	2006	2007
Exercise price	28.75	33.76	64.30 – 74.535
Dividend yield	1.44%	1.45%	2.03%
Expected annualized volatility	52%	60%	142%
Discount rate—bond equivalent yield	4.50%	4.63%	4.91%
Weighted average share price	28.75	33.76	64.30 – 74.535
Expected life in years	6	6	6
Fair value of options (per share)	13	30	52

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 9, 28 and 108 for each of the years ended December 31, 2005, 2006, and 2007, respectively.

Option activity with respect to ArcelorMittalShares is summarized below as of and for each of the years ended December 31, 2005, 2006, and 2007:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2004	1,711,216	2.26 – 11.94	6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 – 11.94	5.87
Forfeitures	(210,833)	2.26 – 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 – 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 – 28.75	17.83
Cancelled	(4,000)	8.57 – 11.94	10.26
Forfeitures	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27
Granted	5,978,200	64.30 – 74.535	64.32
Exercised	(2,129,255)	2.26 – 33.76	25.94
Cancelled	(222,566)	28.75 – 33.76	32.20
Forfeitures	(36,378)	11.94 – 33.76	30.61
Effect of legal merger	1,538,469	12.46 – 44.35	43.28
Outstanding, December 31, 2007	13,579,438	2.26 – 74.535	46.15

Exercisable, December 31, 2007	2,595,164	2.26 – 64.30	24.49
Exercisable, December 31, 2006	2,062,787	2.26 – 28.75	17.27
Exercisable, December 31, 2005	1,352,366	2.26 – 28.75	6.96
Exercisable, December 31, 2004	1,321,721	2.26 – 11.94	8.03

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about stock options as of December 31, 2007:

Options Outstanding
Exercise Prices	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
74.535	13,000	9.95	—
64.30	5,965,200	9.59	10,000
44.35	1,480,045	5.50	—
33.76	3,193,503	8.68	785,069
28.75	2,188,747	7.65	1,072,581
20.83	11,429	4.50	—
16.89	29,373	3.50	29,373
12.46	17,622	2.50	17,622
11.94	212,499	1.71	212,499
8.57	199,200	2.42	199,200
2.26	268,820	4.27	268,820

2.26 – 74.535	13,579,438	8.26	2,595,164

NOTE 17: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Recognized in profit and loss
Interest expense	(503)	(1,124)	(1,839)
Interest income	110	251	577
Net gain on disposal of available-for-sale financial assets transferred from equity	—	—	34
Net foreign exchange result	40	340	191
Revaluation of derivatives instruments	—	(11)	423
Other net financing costs	—	(110)	(313)

Total	(353)	(654)	(927)

Recognized in equity
Net change in fair value of available for sale financial assets	87	16	569
Effective portion of changes in fair value of cash flow hedge	(10)	(16)	(336)
Foreign currency translation differences for foreign operations	(758)	826	3,220

Total	(681)	826	3,453

NOTE 18: PENSIONS AND OTHER POST-EMPLOYMENT PLANS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer post-employment benefits, including post-employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheets are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future health care cost trends and market value

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect recognized expense and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 597 for pensions and 165 for other post retirement benefits as of December 31, 2007.

A summary of the significant defined benefit plans is as follows:

Americas

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 40% of its employees. Benefits for most non-represented employees are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service.

Canada

The primary pension plans are those at Hamilton and QCM. The Hamilton pension plan is a hybrid plan providing the better of a defined benefit and defined contribution pension. The defined contribution component is financed by both employer and employee contributions. The employer also contributes a percentage of profits in the defined contribution plan. The QCM defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on employee length of service.

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced for active members by defined contributions pension plans financed by employer and employee contributions.

A limited number of funded defined benefit plans are in place in countries where funding collective company pension plans is mandatory.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Plan Assets

The weighted-average asset allocations for the Funded Pension Plans by asset category are as follows:

	December 31, 2006
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	62%	56%	9%	18%	40%
Fixed Income (including cash)	17%	38%	89%	73%	47%
Real Estate	21%	—	—	—	—
Other	—	6%	2%	9%	13%

Total	100%	100%	100%	100%	100%

	December 31, 2007
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	63%	54%	10%	17%	45%
Fixed Income (including cash)	23%	38%	88%	64%	48%
Real Estate	5%	—	—	—	—
Other	9%	8%	2%	19%	7%

Total	100%	100%	100%	100%	100%

These assets do not contain any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal. This does not exclude ArcelorMittal shares being included in mutual fund investments. The invested assets produced an actual return of 278 in 2007.

The respective Finance and Retirement Committees of the Board of Directors have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets:

	December 31, 2007
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	63%	60%	20%	20%	49%
Fixed Income (including cash)	23%	40%	80%	80%	38%
Real Estate	14%	—	—	—	—
Other	—	—	—	—	13%

Total	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Pension Plans

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	3,663	2,965	561	—	69	68
Business combinations	4,762	19	2,165	461	2,117	—
Service cost	103	38	41	4	17	3
Interest cost	319	168	84	20	42	5
Plan amendments	(1)	3	(1)	—	(3)	—
Plan participants’ contribution	3	—	1	1	—	1
Curtailments and settlements	(14)	(14)	—	—	—	—
Actuarial loss	151	114	27	1	6	3
Benefits paid	(382)	(218)	(69)	(11)	(82)	(2)
Foreign currency exchange rate differences	(12)	—	(79)	5	62	—

Benefit obligation at end of the period	8,592	3,075	2,730	481	2,228	78

Change in plan assets
Fair value of plan assets at beginning of the period	2,611	2,161	348	—	—	102
Business combinations	2,828	12	1,771	520	525	—
Expected return on plan assets	338	206	87	27	9	9
Actuarial gain (loss)	154	123	39	3	1	(12)
Employer contribution	181	64	83	5	28	1
Plan participants’ contribution	3	—	1	1	—	1
Curtailments and settlements	(13)	(13)	—	—	—	—
Benefits paid	(326)	(218)	(69)	(11)	(26)	(2)
Foreign currency exchange rate differences	(47)	—	(67)	6	14	—

Fair value of plan assets at end of the period	5,729	2,335	2,193	551	551	99

(Unfunded) funded status of the plans	(2,863)	(740)	(537)	70	(1,677)	21
Unrecognized net actuarial loss (gain)	901	891	5	(3)	4	4
Unrecognized past service cost	(70)	—	—	(70)	—	—
Employer contribution after measurement date	6	—	6	—	—	—

Net amount recognized	(2,026)	151	(526)	(3)	(1,673)	25
Net assets related to funded obligations	246	193	24	2	2	25

Balance sheet liabilities	(2,272)	(42)	(550)	(5)	(1,675)	—

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	8,592	3,075	2,730	481	2,228	78
Service cost	176	39	73	10	45	9
Interest cost	501	167	152	60	107	15
Plan amendments	13	—	3	—	10	—
Plan participants’ contribution	5	—	1	2	1	1
Curtailments and settlements	96	—	48	—	—	48
Actuarial (gains) loss	(552)	(201)	(311)	10	(62)	12
Benefits paid	(455)	(2)	(141)	(34)	(209)	(69)
Foreign currency exchange rate differences and other movements	1,067	—	479	110	366	112

Benefit obligation at end of the period	9,443	3,078	3,034	639	2,486	206

Change in plan assets
Fair value of plan assets at beginning of the period	5,729	2,335	2,193	551	551	99
Expected return on plan assets	507	221	176	76	24	10
Actuarial gain (loss)	(229)	(184)	(54)	—	5	4
Employer contribution	419	257	106	13	42	1
Plan participants’ contribution	5	—	1	2	1	1
Benefits paid	(242)	(2)	(141)	(34)	(63)	(2)
Foreign currency exchange rate differences and other movements	612	—	426	123	63	—

Fair value of plan assets at end of the period	6,801	2,627	2,707	731	623	113

(Unfunded) funded status of the plans	(2,642)	(451)	(327)	92	(1,863)	(93)
Unrecognized net actuarial loss (gain)	597	808	(195)	9	(45)	20
Unrecognized past service cost	(2)	—	(1)	—	—	(1)
Prepaid due to unrecoverable surpluses	(103)	—	—	(103)	—	—

Net amount recognized	(2,150)	357	(523)	(2)	(1,908)	(74)
Net assets related to funded obligations	419	357	29	4	3	26

Balance sheet liabilities	(2,569)	—	(552)	(6)	(1,911)	(100)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 5 and 103 at December 31, 2006 and 2007, respectively.

The following tables detail the components of net periodic pension cost

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	51	38	9	1	3
Interest cost	195	160	28	3	4
Expected return on plan assets	(212)	(180)	(24)	—	(8)
Amortization of unrecognized past service cost	38	—	38	—	—
Amortization of unrecognized actuarial (gain) loss	52	55	1	(3)	(1)

Total	124	73	52	1	(2)

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	102	38	41	3	17	3
Interest cost	320	168	84	20	43	5
Expected return on plan assets	(338)	(206)	(87)	(27)	(9)	(9)
Charges due to unrecoverable surpluses	5	—	—	5	—	—
Curtailments and settlements	2	2	—	—	—	—
Amortization of unrecognized past service cost	6	—	6	—	—	—
Amortization of unrecognized actuarial (gain) loss	76	69	6	1	—	—

Total	173	71	50	2	51	(1)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	176	39	73	10	45	9
Interest cost	501	167	152	60	107	15
Expected return on plan assets	(507)	(221)	(176)	(76)	(24)	(10)
Charges due to unrecoverable surpluses	16	—	—	16	—	—
Curtailments and settlements	118	—	72	—	(2)	48
Amortization of unrecognized past service cost	13	—	3	—	10	—
Amortization of unrecognized actuarial (gain) loss	71	68	4	—	(1)	—

Total	388	53	128	10	135	62

Post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe provide post-employment benefits, including medical benefits and life insurance benefits, to retirees. Substantially all of the U.S. Operating Subsidiary employees are covered under post-employment life insurance and medical benefit plans that require

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not pre-fund most of these post-employment benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

Summary of changes in the post employment benefit obligation and the change in plan assets:

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	1,028	975	29	—	2	22
Business combinations	1,377	3	897	7	468	2
Service cost	30	9	9	—	8	4
Interest cost	92	54	27	—	9	2
Plan amendment	(5)	—	(2)	—	(3)	—
Actuarial loss (gain)	227	207	22	—	(2)	—
Benefits paid	(116)	(79)	(15)	(1)	(20)	(1)
Foreign currency exchange rate changes	(19)	—	(32)	—	12	1

Benefits obligation at end of period	2,614	1,169	935	6	474	30
Fair value of assets (from acquisition)	48	32	1	—	15	—

Funded (unfunded) status of the plans	(2,566)	(1,137)	(934)	(6)	(459)	(30)
Unrecognized net actuarial loss (gain)	389	362	32	—	(5)	—
Unrecognized past service cost (benefit)	(38)	(33)	(2)	—	(3)	—

Net amount recognized	(2,215)	(808)	(904)	(6)	(467)	(30)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	2,614	1,169	935	6	474	30
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Plan amendment	47	44	—	—	3	—
Actuarial loss (gain)	(181)	(12)	(158)	(1)	(10)	—
Benefits paid	(195)	(70)	(34)	(1)	(51)	(39)
Curtailments and settlements	18	11	10	—	(3)	—
Acquisition (divestitures)	15	—	—	—	(4)	19
Foreign currency exchange rate changes and other movements	286	—	159	1	75	51

Benefits obligation at end of period	2,805	1,215	983	6	522	79
Fair value of assets	49	34	—	—	15	—

Funded (unfunded) status of the plans	(2,756)	(1,181)	(983)	(6)	(507)	(79)
Unrecognized net actuarial loss (gain)	165	322	(144)	—	(13)	—
Unrecognized past service cost (benefit)	8	13	(2)	—	(3)	—

Net amount recognized	(2,583)	(846)	(1,129)	(6)	(523)	(79)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The net periodic post-employment cost:

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	12	12	—	—	—
Interest cost	66	63	2	1	—
Expected return on plan assets	(1)	(1)	—	—	—
Amortization of unrecognized past service cost	(288)	(5)	(283)	—	—
Amortization of unrecognized actuarial (gain) loss	(1)	1	—	(1)	(1)

Total	(212)	70	(281)	—	(1)

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	25	9	9	—	5	2
Interest cost	91	55	27	—	7	2
Expected return on plan assets	(2)	(2)	—	—	—	—
Amortization of unrecognized past service cost	(8)	(8)	—	—	—	—
Amortization of unrecognized actuarial (gain) loss	12	12	—	—	—	—

Total	118	66	36	—	12	4

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Expected return on plan assets	(3)	(2)	—	—	(1)	—
Curtailments and settlements	20	11	13	—	(4)	—
Amortization of unrecognized past service cost	4	—	—	—	4	—
Amortization of unrecognized actuarial (gain) loss	23	27	—	(1)	(3)	—

Total	245	109	84	—	34	18

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plan			Other Post-employment Benefits
	2005	2006	2007	2005	2006	2007
Discount rate	4.25% – 7.75%	4.43% – 10.97%	5.17% – 10.77%	4.25% – 7.75%	4.5% – 8.75%	2.94% – 10.77%
Rate of compensation increase	2% – 8%	2.22% – 7.5%	2% – 8%	2% – 8%	3% – 7.5%	1% – 8%
Expected long-term rate of return on plan assets	6.5% – 9%	3.54% – 12.71%	3.54% – 11.25%	6.5% – 9%	5% – 10%	4.5% – 5%

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Health Care Cost trend

	December 31,
	2005	2006	2007
Health care cost trend rate assumed for next year	4.5% – 11.2%	2.03% – 10.7%	2.50% – 6.31%

Cash Flows

In 2008, the Company expects benefits payments, including contributions, to amount to 799.

Total long-term deferred employee benefits

The long-term deferred employee benefits are as follows:

	At December 31,
	2006	2007
Pension plan benefit	2,272	2,569
Other post-employment benefit	2,215	2,583
Early retirement benefit	610	780
Other long-term employee benefits	434	312

Total	5,531	6,244

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions for pension plans (as of December 31, 2007, the defined benefit obligation (“DBO”) for pension plans was 9,443):

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2007 DBO
100 basis point decrease in discount rate	(22)	1,058
100 basis point increase in discount rate	11	(945)
100 basis point decrease in rate for compensation	(39)	(368)
100 basis point increase in rate of compensation	38	334
100 basis point decrease in expected return on plan assets	65	—
100 basis point increase in expected return on plan assets	(65)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2007 the DBO for post-employment benefit plans was 2.756):

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax OPEB Expense (sum of Service cost and interest cost	Effect of December 31, 2007 DBO
100 basis point decrease in discount rate	(11)	341
100 basis point increase in discount rate	8	(303)
100 basis point decrease in healthcare cost trend	(11)	(145)
100 basis point increase in healthcare cost trend	13	171

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

NOTE 19: INCOME TAX

Income tax expense

The breakdown of the income tax expense (benefit) for each of the years ended December 31, 2005, 2006 and 2007, respectively, is summarized as follows:

	Year ended December 31,
	2005	2006*	2007
Total current income tax expense	663	1,267	2,544
Total deferred tax expense (benefit)	218	(145)	494

Total income tax expense	881	1,122	3,038

The following table reconciles the income tax expense (benefit) to the statutory tax expense as calculated:

	Year ended December 31,
	2005	2006*	2007
Net income:	3,301	5,247	10,368
Minority interest	494	859	1,482
Income from equity method investments	(86)	(301)	(985)
Income tax expense	881	1,122	3,038

Income before tax and income from equity method investments:	4,590	6,927	13,903

Tax at the domestic rates applicable to profits in the countries	1,008	1,669	3,926
Permanent items	136	56	(318)
Benefit arising from interest in partnership	(39)	(34)	(51)
Rate changes	(22)	6	(209)
Net change in measurement of deferred tax assets	(28)	(43)	103
Re-characterization of capital loss to ordinary loss	(226)	(211)	—
Benefit of tax holiday	(21)	(14)	(27)
Effects of foreign currency translation	10	(51)	(297)
Tax deduction	—	(42)	(105)
Tax credits	—	(41)	(14)
Other taxes	54	31	67
Others	9	(204)	(37)

Income tax expense	881	1,122	3,038

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

Permanent items of (318) result from deemed deductions on taxable income of 347, income tax expense of 98 on intercompany dividends and share transfers, and other taxable income of 69 relating to other permanent items.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The tax benefit from rate changes of (209) results from the decrease of corporate income tax rates in Canada, Czech Republic, Germany and Morocco.

The net change in measurement of deferred tax assets of 103 primarily consists of a tax benefit of 260 for acquired deferred tax assets, a tax expense of 192 for unrecognized net operating losses relating to the legal merger of Arcelor and Mittal Steel and other net tax expense of 171, mainly relating to deferred tax assets not recognized for losses of the year.

During 2004, the Mexican Operating Subsidiary, in two separate transactions, transferred shares of two of its subsidiaries and realized capital losses for tax purposes of approximately 755 and 668, respectively. At December 31, 2005, deferred tax assets of 226 related to the capital loss of 755 were recognized based on the decision of the Mexican federal court to allow utilization of such capital loss against operating income.

At ArcelorMittal Lázaro Cárdenas, the Mexican federal court approved a petition in 2006 to utilize a 668 loss against operating income. Since the loss was incurred in 2004 and was denominated in Mexican pesos, fluctuations in currency exchange rates along with annual inflationary adjustments resulted in an increase in the U.S. dollar equivalent value of the loss from 668 to 729. Accordingly, a deferred tax asset of 211 was recognized in 2006.

The effects of foreign currency translation of (297) pertain to certain entities with the US dollar as functional currency and the local currency for tax purposes.

The tax deduction in 2006 and 2007 relates to federal governmental incentives granted to CST in Brazil as part of a program to promote the development of the Brazilian northeast region.

The 2006 tax credits are attributable to our Operating Subsidiaries in Spain. They relate to credits claimed on capital gain reinvested in fixed assets and research and development credit.

Other taxes include Secondary Taxation on Companies (“STC”), which is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 2,267 and 3,013 in 2006 and 2007, respectively, it would be subject to additional taxes of 252 and 274, respectively. STC on dividends declared in 2006 and 2007 were 24 and 67, respectively.

Others of (37) consists of a tax expense of 110, due to a change in Mexican tax law, a tax expense of 92 for deferred tax liabilities recorded on investments, a tax benefit of 193 due to a release of tax liabilities following the finalization of tax audits, and other tax benefits of 46.

Tax agreements

Certain agreements relating to acquisitions and capital investments undertaken by the Company, provides reduced tax rates, or, in some cases exemption from income tax. Such arrangements expire over various fiscal years through 2014.

The net deferred tax benefit recorded directly to equity was 286 as of December 31, 2007 (43 as of December 31, 2006).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2006	2007	2006	2007	2006*	2007
Intangible assets	121	45	(691)	(665)	(570)	(620)
Property, plant and equipment	528	493	(9,394)	(10,027)	(8,866)	(9,534)
Inventories	222	287	(318)	(364)	(96)	(77)
Available-for-sale	—	—	(28)	(52)	(28)	(52)
Financial instruments	15	222	(41)	(62)	(26)	160
Other assets	201	172	(91)	(151)	110	21
Provisions	1,736	1,828	(450)	(446)	1,286	1,382
Other liabilities	465	651	(99)	(60)	366	591
Tax losses carried forward	2,234	1,659	—	—	2,234	1,659
Tax credits	133	214	—	—	133	214
Untaxed reserves	—	—	(6)	(42)	(6)	(42)

Deferred tax assets / liabilities	5,655	5,571	(11,118)	(11,869)	(5,463)	(6,298)

Deferred tax assets					1,789	1,629
Deferred tax liabilities					(7,252)	(7,927)

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

Deferred tax assets not recognized by the Company as of December 31, 2006 are as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	9,019	3,079	2,234	845
Tax credits	133	133	133	—
Other tax credits (long-term depreciation)	498	75	—	75
Other temporary differences	13,092	3,579	3,288	291

Total		6,866	5,655	1,211

Deferred tax assets not recognized by the Company as of December 31, 2007 are as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	7,179	2,373	1,659	714
Tax credits	292	292	214	78
Other temporary differences	12,853	4,022	3,698	324

Total		6,687	5,571	1,116

Unrecognized deferred tax assets of 75 on other tax credits (long-term depreciation) as of December 31, 2006 corresponded to long-term depreciation and net capital loss on sale of participations in France. Due to a change in legislation, the tax rate of 15% applied in 2006 decreased to 0% as from January 1, 2007.

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 1,116 as of December 31, 2007 (1,211 as of December 31, 2006). As per December 31,

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

2007, most of these temporary differences relate to tax loss carry forwards attributable to our Operating Subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The majority of unrecognized tax losses have no expiration date. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or tax consolidation it belongs.

At December 31, 2007, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is more likely than not that ArcelorMittal will realize the benefits of the deferred tax assets recognized. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. Investments in our subsidiaries are not expected to reverse in a foreseeable future and therefore capital gains are not anticipated.

Tax loss carry forward

At December 31, 2007, the Company had total estimated net tax loss carry forwards of 7,179.

Such amount includes net operating losses of 2,478 primarily related to Operating Subsidiaries in Canada, Mexico, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2008	65
2009	40
2010	97
2011	40
2012	63
Thereafter	2,173

Total	2,478

The remaining tax loss carry forwards of 4,701 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, Germany, France, Luxembourg and Trinidad and Tobago.

Tax loss carry forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 20: PROVISIONS AND ALLOWANCES

The movements by provision are as follows:

	Balance at December 31, 2005	Additions	Deductions / Releases	Acquisitions	Foreign currency and other movements	Balance at December 31, 2006
Environmental (see note 23)	442	118	(91)	319	39	827
Asset retirement obligations	198	2	(33)	—	2	169
Restructuring	80	48	(41)	130	(8)	209
Litigation (see note 23)	—	177	(129)	705	(47)	706
Commercial agreements and onerous contracts	—	30	23	—	3	56
Other*	—	98	(241)	680	105	642

	720	473	(512)	1,834	94	2,609

Short-term provisions	109					569
Long-term provisions	611					2,040

	720					2,609

	Balance at December 31, 2006	Additions	Deductions / Releases	Acquisitions	Foreign currency and other movements	Balance at December 31, 2007
Environmental (see note 23)	827	134	(62)	4	(14)	889
Asset retirement obligations	169	19	(26)	6	8	176
Restructuring	209	394	(123)	80	5	565
Litigation (see note 23)	706	289	(182)	36	168	1,017
Commercial agreements and onerous contracts	56	96	(36)	—	18	134
Other*	642	442	(328)	28	35	819

	2,609	1,374	(757)	154	220	3,600

Short-term provisions	569					1,144
Long-term provisions	2,040					2,456

	2,609					3,600

*	Other includes provisions for technical warranties, guarantees as well as other disputes, including provisions for fines and penalties, with authorities.

The provisions will be used in a period of two to four years; for the environmental provisions until 20 years.

The components of the accrued employee termination cost are as follows:

	December 31,
	2006	2007
Opening	72	80
Cash payments	(35)	(61)
Reassessment	35	—
Foreign currency exchange	8	7

Closing	80	26

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following:

	December 31,
	2006	2007
Accrued payroll and employee related expenses	2,238	2,008
Other creditors	4,716	5,267

Total	6,954	7,275

NOTE 22: COMMITMENTS

Operating leases

ArcelorMittal leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms are presented according to maturity periods as follows:

Less than 1 year	88
1-3 years	210
4-5 years	105
More than 5 years	171

Total	574

Rent expense was 82, 226 and 244 for the years ended December 31, 2005, 2006 and 2007, respectively.

Commitments given

	December 31,
	2006	2007
Purchase commitments	31,274	30,046
Capital commitments	3,297	1,907
Property pledged and guarantees	2,927	3,225
Guarantees on third-party financial loans and credit lines	782	190
Other guarantees	1,406	2,998
Other	190	3,358

Total	39,876	41,724

Commitments received

	December 31,
	2006	2007
Endorsements and guarantees received from non-consolidated companies	486	1,218
Other commitments received	1,839	1,790

Total	2,325	3,008

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Purchase commitments

ArcelorMittal USA entered into various supply agreements and tolling arrangements for services, utilities, natural gas, transportation, industrial gases and certain raw materials.

One of these agreements is an umbrella agreement with Cleveland Cliffs Inc., dated March 1, 2007, that covers significant price and volume matters under three separate pre-existing iron ore pellet supply agreements between Cleveland Cliffs Inc. and ArcelorMittal USA’s Cleveland, Indiana Harbor West, Indiana Harbor East and Weirton facilities. Under the terms of the umbrella agreement, the three agreements were modified to aggregate ArcelorMittal USA’s purchases during the years 2006 through and including 2010. During this period, ArcelorMittal USA is obligated to purchase specified minimum tonnages of iron ore pellets on an aggregate basis.

ArcelorMittal South Africa has long-term supply contracts for the supply of iron ore ending June 2011 through June 2026. Under these agreements 9 million tonnes of iron ore are supplied to it per year.

In February 2005, ArcelorMittal Duisburg signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 - 1.5 million tonnes of hot metal each year for a 20-year term, which started in October 2007. In 2007, ArcelorMittal Duisburg acquired hot metal at a value of approximately 400 and at the end of 2007 still had purchase commitments totaling 8,300 to be realized through 2027, under this agreement.

ArcelorMittal Lázaro Cárdenas has committed through 2010 for the supply of 500,000 tons per year of pellet feed equivalent to approximately 52.

ArcelorMittal Purchasing has entered into contracts through 2012 for the purchase of iron ore (approximately 210 million tons), coking coal (approximately 52.5 million tons), PCI (approximately 10.4 million tons) and coke (approximately 2.5 million tons) at prices to be agreed in accordance with specified formulas, in line with customary international practice for the sale and purchase of these materials.

ArcelorMittal Purchasing has also entered into energy contracts for the purchase of 13.5 TWh based on competitive price formulas as well as freight contracts through 2010 for a total volume of 125 million tons.

Significant Capital Commitments

ArcelorMittal Kryviy Rih has committed to invest at least 500 through 2010, which includes certain innovation, investment and environment-related “undertakings”. As of December 31, 2007 the outstanding commitments under this project totaled 231. Other capital commitments outstanding as orders for fixed asset acquisitions as of December 31, 2007 totaled 138.

ArcelorMittal Ostrava has committed to invest 243, including 20 for environmental investment, from 2003 to 2012. At the end of 2007, capital commitments totaling 137 were still outstanding, of which 42 is to be invested during 2008.

ArcelorMittal Galati has committed to invest approximately 80 in capital expenditures from 2008 through 2011.

Mittal Steel Zenica has committed to invest 135 through 2014 in the Fenix project, under which it is proposed to restart an integrated route (including environmental protection). The company has spent 51 through December 31, 2007 and it is planned that another 58 will be invested in 2008. In addition, Mittal Steel Zenica has commited to invest 26 through 2014.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Temirtau capital commitments as of December 31, 2007 totaled 44. Amount committed for investments of environmental assessments and site restoration is 28 as at December 31, 2007.

ArcelorMittal South Africa has committed to invest 136 through 2009. As part of its strategy; this includes 12 on environmental projects and 63 on relines of the Corex and Midrex plant as well as a blast furnace.

In addition to these specific capital commitments associated primarily with sale purchase agreements at the time of acquisitions, ArcelorMittal entered into various capital commitments for property, plant and equipment in the ordinary course of business.

Property pledged and guarantees

Property pledges and guarantees mainly relate to mortgages entered into by the Company’s Operating Subsidiaries and guarantees issued in respect of external debt financing.

Guarantees on third party financial loans and credit lines

Guarantees on third-party loans consist of guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and investments accounted for using the equity method.

In the ordinary course of its business, ArcelorMittal USA Inc has guaranteed certain debt of its affiliated company amounting to 423.

Other guarantees

Other guarantees consist of documentary credits and letters of credit, sureties, first demand and documentary guaranties, as well as guarantees provided to state authorities such as customs.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and credit lines confirmed to customers but not drawn, and commitments relating to grants.

Other commitments received

Other commitments received include undrawn letter of credit facilities and letter of guarantees, commitments deriving from bills, sureties and guarantees provided by third parties and promises received to buy tangible assets. On December 30, 2005, the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to 800 with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

NOTE 23: CONTINGENCIES

This section discusses the principal environmental liabilities of ArcelorMittal and the principal legal actions to which ArcelorMittal is a party.

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties, and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases where quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalties or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, while the Company is able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, the Company believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2007, ArcelorMittal had established reserves of 889 for environmental liabilities, including 521 in provisions relating to Europe, 210 in provisions relating to the United States, 122 in provisions relating to South Africa, and 36 in provisions related to Canada. Previous owners of ArcelorMittal’s facilities expended in the past, and ArcelorMittal expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

United States

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the RCRA. In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s reserves for environmental liabilities include approximately 14 for RCRA Corrective Action, and 22 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires ArcelorMittal to perform a Remedial Facilities Investigation (“RFI”) and ultimately a Corrective Measures Study, to complete corrective measures, and to perform any required post-remedial activities. In 2006, an RFI was conditionally approved by the New York State Department of Environmental Conservation and the EPA. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. The Company expects to execute a Corrective Measure Order on Consent in 2008 for other site remediation activities. The Company has reserved approximately 64 for the undiscounted future cost of performing anticipated remediation and post remediation activities over a period of 15 years or more. The estimate is based on the extent

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

of soil and groundwater contamination identified by the RFI and likely remedial alternative; including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treat systems.

In 1997, Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree for investigation and remediation at ArcelorMittal USA’s Sparrows Point, Maryland facility. ArcelorMittal USA assumed Bethlehem Steel’s ongoing obligations under the Consent Decree. In accordance with the Consent Decree, the Company will continue to address closure and post-closure care matters and implement corrective measures associated at Coke Point Landfill, complete a RCRA Corrective Action (Investigation, Remediation and Post Closure Care) on retained properties, and continue operation and maintenance of a remediation system at a former rod and wire mill. ArcelorMittal USA’s reserves for environmental liabilities include 34 for the matters where corrective action costs are probable and can be reasonably estimated. The potential costs, as well as the time frame of possible remediation activities, which ArcelorMittal currently considers probable, relating to the site-wide investigation at Sparrows Point or resulting for a sale of the Sparrows Point Business pursuant to a U.S. Department of Justice Order, cannot be reasonably estimated until more of the investigations and data analysis are completed and the terms and conditions of any sale is defined.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) addressing the transfer of required permits from Bethlehem Steel to ArcelorMittal USA, and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, ArcelorMittal USA submitted an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately 20. After the treatment trust is fully funded, the treatment trust will then be used to fund the cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future.

On August 8, 2006, the EPA issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit, ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further proceedings. The EPA also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns, and further discussions are planned.

Europe

Provisions total 521 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (196), Luxembourg (119) and Belgium (157). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds as well as certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Environmental Claims

ArcelorMittal is a party to various legacy environmental claims. As of December 31, 2007, ArcelorMittal had not established reserves for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining 135 Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940’s and then sold the assets of in the early 1950’s, in conjunction with the corporate dissolution of that company. The IEPA is requesting that Indiana Harbor (East) and other potentially responsible parties conduct an investigation of certain areas of potential contamination. Indiana Harbor (East) intends to defend itself fully in this matter. As of December 31, 2007, ArcelorMittal is not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. ArcelorMittal acquired Mittal Canada in 1994, and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs seek to have the claim approved as a class action, though the court has not yet issued a decision on this matter. As of December 31, 2007, ArcelorMittal is unable to assess the outcome of these proceedings or to reasonably estimate the amount of liabilities relating to this matter, if any.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2007, ArcelorMittal has established reserves in the aggregate of approximately 175 for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes 113 for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. Recent Brazilian Supreme Court jurisprudence would tend to support the Federal Revenue Service’s position.

In 2003, the Brazilian Federal Revenue Service granted CST a tax benefit for certain investments. CST had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming CST’s entitlement to this benefit. In September 2004, CST was notified of the annulment of these certificates. ArcelorMittal Tubarão has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Revenue issued a tax assessment in this regard for 533 in December 2007. In January 2008, ArcelorMittal Tubarão filed its defense to the tax assessment and is waiting for the decision of the administrative tribunal of first instance. While ArcelorMittal Tubarão is unable to assess with any certainty the timing of this decision, it may be rendered before the end of 2008. A further appeal to the administrative tribunal of second instance would then be possible.

In May 2007, the Brazilian Federal Revenue Service issued a 806 tax assessment to ArcelorMittal Brasil to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In September 2007, ArcelorMittal Brasil received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be 16. This decision is subject to mandatory review by an administrative court which may modify the decision and has also been appealed by ArcelorMittal Brasil.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998- 2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to 71.2. The various claims are at different stages in the administrative procedure and two cases are in court. ArcelorMittal Brasil is unable reasonably to estimate when any or all of the cases may reach a definitive conclusion.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 56, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

South Africa

ArcelorMittal South Africa is involved in a dispute with the South African Revenue Service in respect of the tax treatment of payments made under a Business Assistance Agreement of 88 in 2003 and 105 in 2004. The parties have agreed to participate in an alternative dispute resolution procedure which has not yet reached conclusion.

Kazakhstan

In May and June 2007, the Tax Committee of the Kazakh Ministry of Finance issued two tax assessments against ArcelorMittal Temirtau for (i) adjustment of sales income for related and non-related party sales under transfer pricing law in the sum of 1042 and (ii) the inclusion of income of a subsidiary company domiciled in the United Arab Emirates tax-free zone in the sum of 840, in both cases plus administrative charges. ArcelorMittal Temirtau appealed both tax assessments to the courts. In November 2007, the Astana Court held that the assessment levied by the Tax Committee for 1,042 was not justified and cancelled it, along with related administrative charges of 363. This decision was upheld on appeal to the Kazakh Supreme Court in January 2008. The Tax Committee may appeal this decision within one year, but has not done so to date. In respect of the tax demand for 840, in February 2008, the Karaganda Court found in favor of the Tax Committee, quantifying the amount due as 840 plus administrative charges of 261. ArcelorMittal Temirtau appealed this decision in February 2008 to the Regional Court of Karaganda. Although the Company is unable to estimate with any certainty when the appeal might be determined, appeals in Kazakhstan are usually decided within two to three months. The Company considers it has no liability in respect of either tax assessment, since its obligation to pay

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

income tax is capped under the share purchase agreement and related agreements pursuant to which it acquired ArcelorMittal Temirtau from the government of Kazakhstan. ArcelorMittal Temirtau has paid its income tax in accordance with these agreements.

Competition/Antitrust Claims

ArcelorMittal is a party to various Competition/Antitrust Claims. As of December 31, 2007, Mittal Steel has established reserves of approximately 54 in the aggregate for the claims disclosed below:

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of 47. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

As a result of the foregoing decision by CADE, customers of ArcelorMittal Brasil commenced civil proceedings for damages. There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of prestressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to ArcelorMittal or any of its subsidiaries. The European Commission can impose fines of up to a maximum of 10% of annual revenues of the entity found to be liable for breaches of EU competition law. ArcelorMittal is currently unable to assess the ultimate outcome of the proceedings before the European Commission, the entity that might be found liable or the amount of any fines that may result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it for any matters under the ownership of Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, in which it ordered ArcelorMittal Ostrava to pay approximately 106 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 24.7 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for new investigation and decision. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

In 2004, La Direction Générale de la Consommation et de la Repression des Fraudes (the French competition authority) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case has been referred to the Conseil de la Concurrence (the French competition council), which is now in charge of the investigation procedure. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). ArcelorMittal is currently reviewing the Statement of Objections and evaluating its possible response thereto. Any potential fine that might be imposed will depend on the entity that will ultimately be considered liable for the alleged practices. ArcelorMittal is unable at present to determine the outcome of the investigation or estimate the amount or range of a potential fine that may be imposed.

South Africa

ArcelorMittal South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that ArcelorMittal South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on ArcelorMittal South Africa of approximately 97, other behavioral remedies designed to prevent ArcelorMittal South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that ArcelorMittal South Africa pay the costs of the case. ArcelorMittal South Africa has appealed the decision of the Competition Tribunal on the merits and its decision on the remedies. In November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeals, which have been fixed for October 2008.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in its pricing of low carbon wire rod, was referred to the Competition Tribunal. The complainant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2007, ArcelorMittal has established reserves of approximately 39 in the aggregate for the claims disclosed below.

North America

Canada

ArcelorMittal North America Inc. and ArcelorMittal Tubular Products Roman S.A are involved in a dispute with Canadian Natural Resources Limited (“CNRL”). ArcelorMittal has learned that on March 30 and April 3, 2007, CNRL filed complaints in Calgary, Alberta for negligence seeking damages of 56.4 and 25.4 respectively. As of this time, the complaints have not been served on either ArcelorMittal entity. The plaintiff alleges that it purchased defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and ArcelorMittal North America Inc. ArcelorMittal is unable to reasonably estimate the amount of ArcelorMittal North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. ArcelorMittal and other subsidiaries, as purchasers under the Sicartsa SPA, have served notice on Siderurgica Del Pacifico, S.A. de C.V and Conjunto Siderurgico Del Balsas, S.A. de C.V., as sellers under the Sicartsa SPA seeking indemnity for any damages that may be incurred with respect to this claim, since it was not disclosed in connection with the acquisition, and sellers have agreed to indemnify purchasers subject to certain conditions set out in the SPA. The indemnity is limited to 45.

France

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the work-related illness is recognized by the Social Security authorities, the claimant, depending on the circumstances, can also claim in an action for “faute inexcusable” (inexcusable negligence) additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. This has generally been the case to date.

The number of claims outstanding for asbestos exposure at December 31, 2007 was 449, as compared to 421 as at December 31, 2006. The range of amounts claimed for the year ended December 31, 2007 was €7,500 to €615,000 (approximately $11,000 to $905,000). The aggregate costs and settlements for the five month period ended December 31,2006 were €230,000 (approximately $300,000) and $0, respectively. The aggregate costs and settlements for the year ended December 31, 2007 were €350,141 (approximately $515,000) and €1,200 (approximately $2,000) respectively.

The following table provides certain information regarding claims for asbestos exposure:

	in number of cases
	2007	2006(1)
Claims unresolved at beginning of period	421	436
Claims filed	191	17
Claims settled, dismissed or otherwise resolved	(163)	(32)
Claims unresolved at December 31,	449	421

(1)	Represents the period from August 1, 2006 (the date of acquisition of Arcelor) to December 31, 2006.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•

The exchange ratio in the second step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s disclosure and public statements;

•	The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments since the June 2006 offer;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders;

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger are without merit and that such exchange ratio complied with the requirements of applicable law, was consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard:

•

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands, and stated in particular that:

•

it had no basis to conclude that the exchange ratio in the second-step merger must be the same as that in the secondary exchange offer component of Mittal Steel’s final offer for Arcelor securities announced on June 25, 2006;

•	it was not aware of any facts or circumstances that led it to question the accuracy of the exchange ratio;

•

it had no basis to conclude that Mittal Steel’s disclosure and public statements regarding the second-step merger and the exchange ratio were not timely and accurate or withheld price-sensitive information, and therefore were constitutive of market manipulation or otherwise incorrect; and

•	the merger exchange ratio was not contrary to Mittal Steel’s public statements on this subject.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Court.

•

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. ArcelorMittal submitted its response to the briefs of the claimants on January 17, 2008.

•

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all the members of the Board of Directors of ArcelorMittal and on the Significant shareholder. The claimants request, among other things (i) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for 7 Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (ii) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of 265 (€180 million).

NOTE 24: SEGMENT AND GEOGRAPHIC INFORMATION

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2007, ArcelorMittal shipped its products to customers in approximately 170 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon America & Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2007, ArcelorMittal employed approximately 311,000 persons.

A segment is a distinguishable component of the Company that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Company’s primary segment is defined as the “business segment”, while its secondary segment is the “geographical segment”.

Business segmentation

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Stainless Steel and Steel Solutions and Services (trading and distribution).

•

Flat Carbon Americas represents the flat facilities of the Company located in the American Continent (Canada, Brazil, Mexico, United-States). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive, pipe and tubes, construction, packaging, and appliances;

•

Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from West (Spain) to East (Romania), and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

•	Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebars, billets, blooms and wire drawing;

•	AACIS produces a combination of flat and long products and pipes and tubes. Its facilities are located in Asia, Africa and Commonwealth of Independent States (“CIS”);

•	Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America; and

•

Steel Solutions and Services is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

On April 21, 2008, ArcelorMittal announced a redefinition of the operating responsibilities of all members of the Management Board. This resulted in a change in the composition of the reportable segments:

Flat Carbon Americas: The flat carbon steel operations of Mittal Canada and the pipes and tubes operations of the former Dofasco Tubular Products have been reclassified to the Long Carbon Americas and Europe segment.

Flat Carbon Europe: The flat carbon operations of ArcelorMittal Annaba and ArcelorMittal Skopje, previously reported in the AACIS segment, have been reclassified to the Flat Carbon Europe segment. In addition, the entire operations of ArcelorMittal Galati are now reported within the Flat Carbon Europe segment. The Paul Wurth business has been transferred to the AACIS segment.

Long Carbon Americas and Europe: The Long Carbon Americas and Europe segment includes the long carbon operations of ArcelorMittal Annaba, the operations of Sonasid and ArcelorMittal Zenica, and the global pipes and tubes business of ArcelorMittal Tubular Products, all of which were previously reported in the AACIS segment, along with the Mittal Canada flat carbon operations previously reported in the Flat Carbon Americas segment. The Wire Drawing businesses have been reclassified to the Steel Solutions and Services segment.

AACIS: The AACIS segment includes the Paul Wurth business previously reported in Flat Carbon Europe. The AACIS segment no longer includes the operations of ArcelorMittal Annaba, Sonasid, ArcelorMittal Zenica, and the pipes and tubes businesses of ArcelorMittal Tubular Products, which have been transferred to the respective segments as discussed above.

Steel Solutions and Services: The results of the Steel Solutions and Services segment include those of the ArcelorMittal Wire Drawing business, which has been transferred to the Steel Solutions and Services segment from the Long Carbon Americas and Europe segment.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following table summarizes certain financial data relating to our operations in different reportable business segments, which have been retrospectively adjusted for the changes in the composition of the reportable segments described above:

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Elimination**	Total
Year ended December 31, 2005
Sales	10,876	4,263	8,914	8,026	—	424	(4,371)	28,132
Operating income	1,257	384	794	2,174	—	23	97	4,729
Depreciation and impairment	269	188	280	258	—	6	112	1,113
Capital expenditures	296	195	239	442	—	7	2	1,181
Total assets	10,922	3,627	11,560	11,376	—	164	(3,782)	33,867
Total liabilities	2,801	925	7,744	1,190	—	81	5,432	18,173
Year ended December 31, 2006*
Sales	16,887	14,987	15,441	11,674	3,261	5,781	(9,161)	58,870
Operating income	1,891	1,010	2,090	2,296	353	188	(296)	7,532
Depreciation and impairment	619	659	463	372	99	52	60	2,324
Capital expenditures	741	827	611	493	61	82	120	2,935
Total assets	16,396	28,317	23,804	13,483	4,949	4,775	20,957	112,681
Total liabilities	4,484	10,171	6,981	2,177	2,197	2,969	33,228	62,207
Year ended December 31, 2007
Sales	21,839	34,924	27,035	14,971	9,349	16,988	(19,890)	105,216
Operating income	3,163	4,148	4,083	2,843	876	559	(842)	14,830
Depreciation and impairment	940	1,415	993	489	275	154	304	4,570
Capital expenditures	1,272	1,752	1,077	764	263	243	77	5,448
Total assets	19,192	32,932	24,992	10,275	5,564	6,188	34,482	133,625
Total liabilities	6,248	12,392	9,192	4,104	2,278	4,278	33,598	72,090

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).
**	Others / Elimination includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Geographical segmentation

Sales (by destination)

	Year Ended December 31,
	2005	2006	2007
Americas
United States	9,186	15,653	19,560
Canada	1,126	2,668	4,139
Brazil	51	2,058	6,628
Argentina	26	453	1,101
Others	1,170	2,562	3,241

Total Americas	11,559	23,394	34,669

Europe
France	645	4,033	8,989
Spain	—	3,170	7,843
Germany	1,356	4,543	11,629
Romania	2,192	1,840	1,330
Poland	3,118	3,065	4,355
Belgium	106	862	2,181
Italy	481	2,449	5,584
United-Kingdom	250	926	2,731
Turkey	804	1,224	2,057
Others	602	6,444	11,926

Total Europe	9,554	28,556	58,625

Asia & Africa
South Africa	2,448	2,891	4,396
Others	4,571	4,029	7,526

Total Asia & Africa	7,019	6,920	11,922

Total	28,132	58,870	105,216

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Capital expenditures and segment assets per significant country

	Capital expenditures			Segment assets
	For the year ended December 31,			As of December 31,
	2005	2006	2007	2006*	2007
Americas
Brazil	—	347	775	10,803	16,199
United States	275	414	461	10,620	10,333
Canada	11	155	298	7,134	7,941
Mexico	47	49	154	806	3,294
Others	2	36	150	1,702	1,968

Total Americas	335	1,001	1,838	31,065	39,735

Europe
France	24	361	744	14,745	15,513
Luxembourg	—	103	192	11,901	14,134
Belgium	—	100	315	8,370	8,858
Spain	—	204	285	6,957	7,428
Ukraine	—	159	295	6,413	6,764
Poland	154	408	603	4,516	6,155
Germany	19	40	237	5,011	5,744
Czech Republic	54	43	119	1,879	2,969
Romania	126	90	155	1,841	1,980
Italy	—	12	42	839	1,305
Others	14	19	107	1,936	2,666

Total Europe	391	1,539	3,094	64,408	73,516

Asia & Africa
South Africa	245	197	275	4,190	3,931
Kazakhstan	195	141	159	1,933	1,945
Others	15	57	82	1,919	3,232

Total Africa & Asia	455	395	516	8,042	9,108

Unallocated	—	—	—	8,651	11,266

Total	1,181	2,935	5,448	112,166	133,625

*	The 2006 comparative information has been adjusted retrospectively for the finalization of purchase price allocation on Arcelor (see note 3).
**

Segment assets are operational assets, which include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption “Unallocated assets”.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 25: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The table below sets forth the unaudited breakdown of the total year-end number of employees by segment for the past two years.

	Year Ended December 31,
	2006	2007
Segment
Flat Carbon Americas	33,962	33,087
Flat Carbon Europe	71,320	71,438
Long Carbon Americas & Europe	55,441	69,833
Asia, Africa, CIS	130,177	105,791
Stainless Steel	11,542	11,570
Steel Solutions and Services	14,234	16,416
Other activities and corporate	2,902	3,331

Total	319,578	311,466

	Year Ended December 31,
	2005	2006	2007
Employee information
Wages and salaries	3,247	6,870	11,221
Pension cost	60	328	611

Total	3,307	7,198	11,832

The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2006 and 2007 was as follows:

	Year ended December 31,
(Amounts in $ thousands except option information)	2006	2007
Base salary and/or directors fees	$3,760	$4,334
Short-term performance-related bonus	3,288	2,181
Long-term incentives (number of options)	175,000	60,000

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The annual compensation paid to the members of ArcelorMittal’s Board of Directors for services in all capacities in 2006 and 2007 was as follows:

(Amounts in $ thousands except option information)	2006	2007(1)	2006 Short-term Performance Related	2007 Short-term Performance Related	2006 Long-term Number of Options	2007 Long-term Number of Options
Lakshmi N. Mittal	$2,005	$2,001	$1,677	$2,181	100,000	60,000
Aditya Mittal(2)	942	—	1,611	—	75,000	—
Vanisha Mittal Bhatia	23	—	—	—	—	—
Narayanan Vaghul	139	—	—	—	—	—
Ambassador Andrés Rozental(3)	142	—	—	—	—	—
Muni Krishna T. Reddy(4)	119	—	—	—	—	—
René Lopez(5)	82	—	—	—	—	—
Wilbur L. Ross, Jr.	105	—	—	—	—	—
Lewis B. Kaden	123	—	—	—	—	—
François H. Pinault(6)	80	—	—	—	—	—
Joseph Kinsch(7)	—	338	—	—	—	—
José Ramón Álvarez-Rendueles Medina(8)	—	297	—	—	—	—
Sergio Silva de Freitas(9)	—	181	—	—	—	—
Georges Schmit(10)	—	197	—	—	—	—
Edmond Pachura(11)	—	213	—	—	—	—
Michel Angel Marti(12)	—	180	—	—	—	—
Manuel Fernández López (13)	—	163	—	—	—	—
Jean-Pierre Hansen(14)	—	200	—	—	—	—
John Castegnaro(15)	—	180	—	—	—	—
Corporacion JMAC (Antoine Spillmann)(16)	—	163	—	—	—	—
HRH Prince Guillaume de Luxembourg(17)	—	184	—	—	—	—
Romain Zaleski(18)	—	37	—	—	—	—

Total	3,760	4,334	3,288	2,181	175,000	60,000

(1)

The compensation that was paid in 2007 to the former Arcelor Board Members was for their services to Arcelor in 2006. No compensation was paid to the former Mittal Steel Board Members on the ArcelorMittal Board in 2007. Compensation with respect to 2007 will be paid after shareholder approval at the AGM to be held on May 13, 2008. Attendance fees for 2007 amounting to approximately $0.4 million were paid in February 2008.

(2)

Mr. A. Mittal resigned from ArcelorMittal’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of ArcelorMittal. His compensation as a Director is included only for the period from January 2006 to October 2006. Mr. A. Mittal did receive compensation , a bonus and options in 2007, however he was no longer a member of the Board of Directors.

(3)	Mr. Rozental resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(4)	Mr. Reddy resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(5)	Mr. Lopez resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(6)	Mr. Pinault was elected to ArcelorMittal’s Board of Directors on June 30, 2006.
(7)	Mr. Kinsch was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Kinsch was paid as Chairman of Arcelor’s Board of Directors in 2006.
(8)	Mr. Álvarez-Rendueles Medina was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Álvarez-Rendueles Medina was paid as Vice-Chairman of Arcelor’s Board of Directors in 2006.
(9)	Mr. Silva de Freitas was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Silva de Freitas was paid as an Arcelor Board Member in 2006.
(10)	Mr. Schmit was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Schmit was paid as an Arcelor Board Member in 2006.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

(11)	Mr. Pachura was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Pachura was paid as an Arcelor Board Member in 2006.
(12)	Mr. Marti was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Marti was paid as an Arcelor Board Member in 2006.
(13)	Mr. Fernández López was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Fernández López was paid as an Arcelor Board Member in 2006.
(14)	Mr. Hansen was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Hansen has was as an Arcelor Board Member in 2006.
(15)	Mr. Castegnaro was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Castegnaro was paid as an Arcelor Board Member in 2006.
(16)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(17)	HRH Prince Guillaume de Luxembourg was elected to ArcelorMittal’s Board of Directors on October 30, 2006. HRH Prince Guillaume de Luxembourg was paid as an Arcelor Board Member in 2006.
(18)	Mr. Zaleski was elected to ArcelorMittal’s Board of Directors on October 30, 2006, and resigned on March 5, 2008.

As of December 31, 2006 and 2007, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors, and, as of December 31, 2007, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following table provides a summary of the options outstanding and the exercise of the options granted to ArcelorMittal’s Board of Directors (in 2001, 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Granted in 2007	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	60,000	500,000	$23.86
Aditya Mittal(1)	7,500	7,500	25,000	75,000	75,000		190,000	25.78
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—
Narayanan Vaghul(3)	—	—	—	—	—	—	—	—
Ambassador Andrés Rozental(4)(5)	—	—	—	—	—	—	—	—
Muni Krishna T. Reddy(8)	—	—	—	—	—	—	—	—
René Lopez(6)	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—
François H. Pinault(7)	—	—	—	—	—	—	—	—
Joseph Kinsch(8)	—	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(9)	—	—	—	—	—	—	—	—
Sergio Silva de Freitas(10)	—	—	—	—	—	—	—	—
Georges Schmit(11)	—	—	—	—	—	—	—	—
Edmond Pachura(12)	—	—	—	—	—	—	—	—
Michel Angel Marti(13)	—	—	—	—	—	—	—	—
Manuel Fernández López(14)	—	—	—	—	—	—	—	—
Jean-Pierre Hansen(15)	—	—	—	—	—	—	—	—
John Castegnaro(16)	—	—	—	—	—	—	—	—
Antoine Spillmann(17)	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(18)	—	—	—	—	—	—	—	—
Romain Zaleski(19)	—	—	—	—	—	—	—	—
Total	87,500	87,500	105,000	175,000	175,000	60,000	690,000	$24.39
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.755	$64.30	—	—
Term (in years)	10	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	—	—

(1)

Mr. A. Mittal resigned from ArcelorMittal’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of ArcelorMittal. Mr. A Mittal did receive options in 2007, but was no longer a member of the Board of Directors.

(2)	Mr. Vaghul exercised all his vested options in 2005.
(3)	Mr. Rozental resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(4)	Mr. Rozental exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002 which were exercised in 2006.
(5)	Mr. Reddy resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(6)	Mr. Lopez resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(7)	Mr. Pinault was elected to ArcelorMittal’s Board of Directors on June 30, 2006.
(8)	Mr. Kinsch was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(9)	Mr. Álvarez-Rendueles Medina was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(10)	Mr. Silva de Freitas was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(11)	Mr. Schmit was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(12)	Mr. Pachura was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(13)	Mr. Marti was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(14)	Mr. Fernández López was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(15)	Mr. Hansen was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(16)	Mr. Castegnaro was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(17)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(18)	HRH Prince Guillaume de Luxembourg was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(19)	Mr. Zaleski was elected to ArcelorMittal’s Board of Directors on October 30, 2006, and resigned from the Board on March 5, 2008.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The total annual compensation of ArcelorMittal’s senior management for 2007 was 17 in base salary and 23 in short-term performance related bonuses. As of December 31, 2007, approximately 2.0 was accrued by ArcelorMittal to provide pension benefits to its senior management. During 2007, no loans or advances to ArcelorMittal’s senior management were outstanding. As of December 31, 2006, no loan was outstanding.

In 2006, Arcelor granted 217,146 options to its senior management at an exercise price of €34.43. All of these options have been converted into options under the ArcelorMittal Global Stock Option Plan. Options were granted to senior management for 2006 in accordance with the Arcelor Stock Option Plan and in 2006 and 2007 in accordance with the ArcelorMittal Global Stock Option Plan, both described below. Future stock options will be granted under the ArcelorMittal Stock Option Plan.

NOTE 26: SUBSEQUENT EVENTS

On January 8, 2008, ArcelorMittal announced the signing of a memorandum of understanding with Société Nationale Industrielle et Minière (SNIM), Mauritania, to jointly develop a large iron ore mining project, using the El Agareb iron ore resource in Mauritania.

On January 9, 2008, ArcelorMittal announced that it had entered a definitive agreement to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. The purchase forms part of ArcelorMittal’s strategy to strengthen its welded steel pipes business in South America. Unicon supplies the Oil & Gas and Industrial & Construction sectors both domestically and overseas. The transaction is subject to regulatory approval.

On January 16, 2008, ArcelorMittal announced it had begun informational sessions and consultations with employee representatives regarding a reorganization plan for its wire rod operations in Gandrange (Lorraine, France) and in other European locations.

On January 31, 2008, ArcelorMittal announced that it had signed agreements to acquire three coal mines and associated assets in Russia for a total consideration of $720 million. The Company will acquire a 97.59% stake in the Berezovskaya Mine together with a 99.35% stake in the Pervomayskaya Mine from OAO Severstal in Russia. Both mines produce coking coal and are located in the Kemerovo region in Russia. As part of the agreement, ArcelorMittal will also acquire the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. Annual production from the three operating mines—which have a combined estimated capacity of more than 140 million tons—is 3.14 million tons RoM in 2007. The Zhernovskaya-3 coal deposit has an additional estimated reserve of 46 million tons. The transaction is subject to regulatory approval.

On February 1, 2008, ArcelorMittal announced the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar that it did not already own. ArcelorMittal announced that the cash tender offer for the Acindar shares had achieved a 98.6% participation rate.

On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A, the only major long carbon steel company in Costa Rica, that it did not already own. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebars and merchant bar quality, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

On February 5, 2008, ArcelorMittal announced the completion of its mandatory cash tender offer to shareholders in China Oriental Group Company Limited (“China Oriental”), which it had launched on December 14, 2007. ArcelorMittal had previously entered into a shareholders’ agreement with the controlling shareholders of China Oriental regarding their shareholdings in and the management of China Oriental, and in December 2007, ArcelorMittal entered into a business cooperation agreement with China Oriental and its subsidiaries. The transaction is subject to formal governmental approval. Prior to the offer, ArcelorMittal, together with its concert parties, held approximately 73% of the existing issued share capital of China Oriental. At the completion of the offer, ArcelorMittal, together with its concert parties, increased their aggregate holding to approximately 92.1%. In consequence, China Oriental’s public float fell below the 25% minimum public float requirement of the Hong Kong Stock Exchange listing rules. Pending restoration to the required levels, trading in the shares of China Oriental on the Hong Kong Stock Exchange was suspended on February 5, 2008.

On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority of the Egyptian Ministry of Trade and Industry to construct a steel plant in Egypt. Under the terms of the license, the plant will produce 1.6 million tons of steel using DRI technology, and 1.4 million tons of steel using DRI technology and 1.4 million tons of billets through an electric arc furnace route.

On March 6, 2008, ArcelorMittal announced that Romain Zaleski had resigned from its Board of Directors. Mr. Zaleski joined the Board of Directors of ArcelorMittal in October 2006. Mr. Zaleski indicated his sole reason for resigning was to pursue other commercial interests in the steel sector.

On March 7, 2008, the Brazilian mining company Vale, the world’s largest iron ore producer, announced that it had agreed with ArcelorMittal to price increases of 65 percent for iron ore, as well as a premium for higher-quality Carajas ore, in line with price increases agreed with other steel makers. Vale cited the continuity of very tight conditions still prevailing in the global iron market as the reason for this increase.

On March 13, 2008, ArcelorMittal announced that it had commenced legal action in the Ontario Superior Court in order to require U.S. Steel Canada and Cleveland Cliffs to comply with their commitments to sell their respective interests in Wabush Mines, an iron ore and pellet producer in northeastern Canada, to Dofasco, which held a right of first refusal over such interests. ArcelorMittal had previously entered into an agreement with U.S. Steel Canada and Cleveland Cliffs for the sale of their interests in Wabush Mines but on March 4, 2008, both sellers announced they had repudiated the sale agreement.

On March 17, 2008, ArcelorMittal announced that the price offered in the delisting tender offer for all shares of ArcelorMittal Inox Brasil would be reduced to R$94.55 per common share and R$94.00 per preferred share plus interest at the rate of the Brazilian base savings account rate plus 6% per year from February 28, 2008 until the offer auction date, April 4, 2008. At the current exchange rate, this transaction will represent a cash disbursement of up to approximately $1.8 billion.

NOTE 27: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes (see note 14), and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. The Senior Secured Notes were originally secured by a pledge of 800 of ArcelorMittal USA’s First Mortgage Bonds.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis), the Issuer (ArcelorMittal Services LLC), the Guarantors (ArcelorMittal USA and certain of its subsidiaries), and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007. Each of the guarantors are 100% owned by ArcelorMittal. ArcelorMittal and each of the guarantors has fully and unconditionally guaranteed the Senior Secured Notes (see note 14) on a joint and several basis.

Condensed consolidating statements of income for the year ended December 31, 2005

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	9,087	19,179	(134)	28,132
Cost of sales (including depreciation and impairment)	—	2	8,004	14,439	(104)	22,341
Selling, general and administrative	84	—	208	821	(51)	1,062

Operating income (loss)	(84)	(2)	875	3,919	21	4,729
Other income (expense)—net	44	—	133	67	(30)	214
Income from equity method investments	3,317	—	57	29	(3,317)	86
Financing costs—net	25	1	(285)	(94)	—	(353)

Income before taxes	3,302	(1)	780	3,921	(3,326)	4,676
Income tax (benefit) expense—net	1	—	223	657	—	881

Net income (loss) before minority interest	3,301	(1)	557	3,264	(3,326)	3,795
Minority Interest	—	—	—	(494)	—	(494)

Net income (loss) attributable to equity holders of the parent	3,301	(1)	557	2,770	(3,326)	3,301

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2005

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(2,042)	(1)	503	5,401	13	3,874

Investing activities:
Purchases of property, plant and equipment	—	—	(271)	(910)	—	(1,181)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(4,186)	—	—	(5,439)	3,843	(5,782)
Investment in companies accounted for under equity method	—	—	—	(338)	—	(338)
Other investing activities (net)	—	—	(1,464)	1,252	1	(211)

Net cash provided by (used in) investing activities	(4,186)	—	(1,735)	(5,435)	3,844	(7,512)

Financing activities:
Proceeds from short-term debt	6,611	—	375	(5,308)	—	1,678
Proceeds from long-term debt, net of debt issuance costs	—	1	1,979	8,318	(1,980)	8,318
Payments of short-term debt	—	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt	(2,010)	—	(795)	65	—	(2,740)
Sale of treasury stock for stock option exercises	6	—	—	(3)	—	3
Dividends paid	(212)	—	—	(1,880)	—	(2,092)
Other financing activities (net)	1,871	—	—	3	(1,885)	(11)

Net cash provided by (used in) financing activities	6,266	1	1,199	(252)	(3,865)	3,349

Effect of exchange rate changes on cash	—	—	—	(175)	4	(171)

Net increase (decrease) in cash and cash equivalents	38	—	(33)	(461)	(4)	(460)
Cash and cash equivalents:
At the beginning of the year	12	—	42	2,437	4	2,495

At the end of the year	50	—	9	1,976	—	2,035

Condensed consolidating statements of income for the year ended December 31, 2006

	Parent Company[1]	Issuer	Guarantors	Non-guarantors[1]	Consolidating Adjustments	ArcelorMittal - Consolidated[1]
Sales	—	—	12,860	51,878	(5,868)	58,870
Cost of sales (including depreciation and impairment)	—	—	11,430	42,773	(5,825)	48,378
Selling, general and administrative	157	—	300	2,700	(197)	2,960

Operating income (loss)	(157)	—	1,130	6,405	154	7,532
Other income (expense)—net	125	—	—	2,835	(2,911)	49
Income from equity method investments	5,522	—	71	186	(5,478)	301
Financing costs—net	(243)	(4)	(236)	2,980	(3,151)	(654)

Income before taxes	5,247	(4)	965	12,406	(11,386)	7,228
Income tax (benefit) expense—net	—	(2)	350	776	(2)	1,122

Net income (loss) before minority interest	5,247	(2)	615	11,630	(11,384)	6,106
Minority interest	—	—	—	(337)	(522)	(859)

Net income (loss) attributable to equity holders of the parent	5,247	(2)	615	11,293	(11,906)	5,247

[1]	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2006

	Parent Company[1]	Issuer	Guarantors	Non-guarantors[1]	Consolidating Adjustments	ArcelorMittal - Consolidated[1]
ASSETS
Current assets:
Cash and cash equivalents	14	1	81	5,924	—	6,020
Restricted cash	66	—	—	54	—	120
Short-term investments	—	—	—	6	—	6
Trade accounts receivable	—	—	874	7,895	—	8,769
Assets held for sale	—	—	—	1,316	—	1,316
Inventories	—	—	3,012	16,467	(239)	19,240
Prepaid expenses and other current assets	4,450	11	(185)	25,092	(25,426)	3,942

Total current assets	4,530	12	3,782	56,754	(25,665)	39,413
Property, plant and equipment—net	—	—	5,487	48,900	186	54,573
Investments accounted for using the equity method	54,893	90	558	42,673	(94,758)	3,456
Other assets	3,417	428	151	19,581	(8,338)	15,239

Total assets	62,840	530	9,978	167,908	(128,575)	112,681

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	—	—	87	1,643	3,192	4,922
Trade accounts payable and other	17	—	855	10,464	6	11,342
Accrued expenses and other current liabilities	4,099	11	963	19,271	(16,048)	8,296

Total current liabilities	4,116	11	1,905	31,378	(12,850)	24,560
Long-term debt, net of current portion	16,576	427	2,813	27,751	(25,922)	21,645
Deferred employee benefits	—	—	498	5,033	—	5,531
Other long-term obligations	—	4	1,320	9,419	(26)	10,717

Total liabilities	20,692	442	6,536	73,581	(38,798)	62,453

Minority interest	—	—	—	4,059	4,021	8,080
Equity attributable to the equity holders of the parent	42,148	88	3,442	90,268	(93,798)	42,148

Total liabilities and equity	62,840	530	9,978	167,908	(128,575)	112,681

[1]	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	2,747	3	607	8,929	(5,164)	7,122

Investing activities:
Purchases of property, plant and equipment	—	—	(408)	(2,527)	—	(2,935)
Acquisition of net assets of subsidiaries and minorities of cash acquired	(33,907)	—	32	3,940	24,093	(5,842)
Investment in companies accounted for under equity method	—	—	—	—	—	—
Other investing activities (net)	(66)	—	19	316	(68)	201

Net cash provided by (used in) investing activities	(33,973)	—	(357)	1,729	24,025	(8,576)

Financing activities:
Proceeds from short term debt	—	—	9	950	—	959
Proceeds from long-term debt, net of debt issuance costs	26,683	—	90	3,374	(237)	29,910
Payments of short term debt	—	—	—	(5,906)	—	(5,906)
Payments of long-term debt	(18,118)	(2)	(265)	156	(591)	(18,820)
Sale of treasury stock for stock option exercises	8	—	—	—	—	8
Dividends paid	(522)	—	—	(3,694)	3,556	(660)
Other financing activities (net)	23,139	—	(12)	(1,551)	(21,622)	(46)

Net cash used by financing activities	31,190	(2)	(178)	(6,671)	(18,894)	5,445

Net increase (decrease) in cash and cash equivalents	(36)	1	72	3,987	(33)	3,991
Effect of exchange rate changes—cash	—	—	—	(6)	—	(6)
Cash and cash equivalents:
At the beginning of the year	50	—	9	1,943	33	2,035

At the end of the year	14	1	81	5,924	—	6,020

Condensed consolidating statements of income for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	12,663	92,961	(408)	105,216
Cost of sales (including depreciation and impairment)	4	—	11,649	73,708	(408)	84,953
Selling, general and administrative	494	—	354	4,800	(215)	5,433
Other operating Expenses (Income)	(805)	—	(105)	695	215	—

Operating income (loss)	307	—	765	13,758	—	14,830
Income from equity method investments	12,117	—	96	889	(12,117)	985
Financing costs (net)	(2,099)	—	(199)	(561)	1,932	(927)

Income before taxes	10,325	—	662	14,086	(10,185)	14,888
Income tax (benefit) expense:	(43)	—	61	3,020	—	3,038

Net income (loss) before minority interest	10,368	—	601	11,066	(10,185)	11,850
Minority interest	—	—	—	(1,482)	—	(1,482)

Net income (loss) attributable to equity holders of the parent	10,368	—	601	9,584	(10,185)	10,368

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	1	11	7,842	—	7,860
Restricted cash	205	—	—	40	—	245
Trade accounts receivable	34	1	507	8,767	224	9,533
Assets held for sale	—	—	1,296	—	—	1,296
Inventories	—	—	2,510	19,240	—	21,750
Other current assets	2,026	—	796	10,802	(8,980)	4,644

Total current assets	2,271	2	5,120	46,691	(8,756)	45,328
Property, plant and equipment—net	14	—	4,995	56,974	11	61,994
Investments accounted for using the equity method	69,683	90	568	5,173	(69,627)	5,887
Other assets	16,126	429	34	19,938	(16,111)	20,416

Total assets	88,094	521	10,717	128,776	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	11,538	—	123	8,595	(11,714)	8,542
Trade accounts payable and other	64	—	819	13,172	(64)	13,991
Liabilities held for sale	—	—	266	—	—	266
Accrued expenses and other current liabilities	49	1	745	7,250	1,365	9,410

Total current liabilities	11,651	1	1,953	29,017	(10,413)	32,209
Long-term debt, net of current portion	19,713	433	2,790	18,519	(19,370)	22,085
Deferred employee benefits	26	—	860	4,873	485	6,244
Other long-term obligations	19	—	1,111	10,422	—	11,552

Total liabilities	31,409	434	6,714	62,831	(29,298)	72,090

Minority interest	—	—	—	408	4,442	4,850
Equity attributable to the equity holders of parent	56,685	87	4,003	65,537	(69,627)	56,685

Total liabilities and equity	88,094	521	10,717	128,776	(94,483)	133,625

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	3,938	—	441	12,153	—	16,532

Investing activities:
Purchases of property, plant and equipment	(8)	—	(450)	(4,990)	—	(5,448)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	—	—	2	(6,054)	—	(6,052)
Investment in companies accounted for under equity method	(190)	—	—	(1,006)	—	(1,196)
Other investing activities (net)	(205)	1	(2)	993	—	787

Net cash provided by (used in) investing activities	(403)	1	(450)	(11,057)	—	(11,909)

Financing activities:
Proceeds from short term debt	—	—	—	5,848	—	5,848
Proceeds from long-term debt , net of debt issuance costs	2,265	—	—	769	—	3,034
Payments of short term debt	—	—	—	(1,126)	—	(1,126)
Payments of long-term	(5,642)	—	(134)	(545)	—	(6,321)
Purchase of treasury stock	—	—	—	(2,553)	—	(2,553)
Sale of treasury stock for stock option exercises	55	—	—	—	—	55
Dividends paid	(1,828)	—	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	—	(2,552)	—
Others financing activities (net)	—	(1)	73	(157)	—	(85)

Net cash used by financing activities	(2,598)	(1)	(61)	(757)	—	(3,417)

Net increase (decrease) in cash and cash equivalents	937	—	(70)	339	—	1,206
Effect of exchange rate changes—cash	(945)	—	—	1,579	—	634
Cash and cash equivalents:
At the beginning of the year	14	1	81	5,924	—	6,020

At the end of the year	6	1	11	7,842	—	7,860

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014 (see note 14). The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis), the Issuer (ArcelorMittal USA) and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2005

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	9,109	19,179	(156)	28,132
Cost of sales (including depreciation and impairment)	—	7,982	14,441	(82)	22,341
Selling, general and administrative	84	212	821	(55)	1,062

Operating income (loss)	(84)	915	3,917	(19)	4,729
Other income (expense)—net	44	147	67	(44)	214
Income from equity method investments	3,317	9	29	(3,269)	86
Financing costs—net	25	(289)	(93)	4	(353)

Income before taxes	3,302	782	3,920	(3,328)	4,676
Income tax (benefit) expense—net	1	225	657	(2)	881

Net income (loss) before minority interest	3,301	557	3,263	(3,326)	3,795
Minority Interest	—	—	(494)	—	(494)

Net income (loss) attributable to equity holders of the parent	3,301	557	2,769	(3,326)	3,301

Condensed consolidating statements of cash flows for the year ended December 31, 2005

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	(2,042)	473	5,400	43	3,874

Investing activities:
Purchases of property, plant and equipment	—	(271)	(910)	—	(1,181)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(4,186)	37	(5,439)	3,806	(5,782)
Investment in companies accounted for under equity method	—	—	(338)	—	(338)
Other investing activities-net	—	(1,464)	1,252	1	(211)

Net cash provided by (used in) investing activities	(4,186)	(1,698)	(5,435)	3,807	(7,512)

Financing activities:
Proceeds from short-term debt	6,611	375	(5,308)	—	1,678
Proceeds from long-term debt, net of debt issuance costs	—	1,979	8,319	(1,980)	8,318
Payments of short-term debt	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt	(2,010)	(795)	65	—	(2,740)
Sale of treasury stock for stock option exercises	6	—	(3)	—	3
Dividends paid	(212)	—	(1,880)	—	(2,092)
Other financing activities (net)	1,871	—	3	(1,885)	(11)

Net cash provided by (used in) financing activities	6,266	1,199	(251)	(3,865)	3,349

Effect of exchange rate changes on cash	—	—	(175)	4	(171)

Net increase (decrease) in cash and cash equivalents	38	(26)	(461)	(11)	(460)
Cash and cash equivalents:
At the beginning of the year	12	81	2,437	(35)	2,495

At the end of the year	50	55	1,976	(46)	2,035

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2006

	Parent Company[1]	Issuer	Non guarantors[1]	Consolidating Adjustments	ArcelorMittal Consolidated[1]
Net sales	—	12,899	51,787	(5,816)	58,870
Cost of sales (including depreciation and impairment)	—	11,396	42,755	(5,773)	48,378
Selling, general and administrative	157	302	2,698	(197)	2,960

Operating income—loss	(157)	1,201	6,334	154	7,532
Other income (expense)—net	125	—	2,835	(2,911)	49
Income from equity method investments	5,522	—	257	(5,478)	301
Financing costs:	(243)	(236)	2,976	(3,151)	(654)

Income before taxes	5,247	965	12,402	(11,386)	7,228
Income tax (benefit) expense (net)	—	350	774	(2)	1,122

Net income (loss) before minority interest	5,247	615	11,628	(11,384)	6,106
Minority interest	—	—	(337)	(522)	(859)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	5,247	615	11,291	(11,906)	5,247

[1]	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2006

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	14	85	5,921	—	6,020
Restricted cash	66	—	54	—	120
Short-term investments	—	—	6	—	6
Trade accounts receivable	—	879	7,890	—	8,769
Assets held for sale	—	—	1,316	—	1,316
Inventories	—	3,003	16,476	(239)	19,240
Prepaid and other current assets	4,450	178	24,740	(25,426)	3,942

Total current assets	4,530	4,145	56,403	(25,665)	39,413
Property, plant and equipment—net	—	5,593	48,794	186	54,573
Investments accounted for using the equity method	54,893	338	42,502	(94,277)	3,456
Other assets	3,417	165	19,995	(8,338)	15,239

Total assets	62,840	10,241	167,694	(128,094)	112,681

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	—	93	1,637	3,192	4,922
Trade accounts payable and other	17	876	10,443	6	11,342
Accrued expenses and other current liabilities	4,099	986	19,259	(16,048)	8,296

Total current liabilities	4,116	1,955	31,339	(12,850)	24,560
Long-term debt	16,576	2,824	28,167	(25,922)	21,645
Shareholder loan	—	—	—	—	—
Deferred employee benefits	—	504	5,027	—	5,531
Other long-term obligations	—	1,363	9,380	(26)	10,717

Total liabilities	20,692	6,646	73,913	(38,798)	62,453

Minority interest	—	—	4,059	4,021	8,080
Equity attributable to the equity holders of the parent	42,148	3,595	89,722	(93,317)	42,148

Total liabilities and equity	62,840	10,241	167,694	(128,094)	112,681

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	2,747	546	8,993	(5,164)	7,122

Investing activities:
Purchases of property, plant and equipment	—	(408)	(2,527)	—	(2,935)
Acquisition of net assets of subsidiaries and minorities of cash acquired	(33,907)	35	3,937	24,093	(5,842)
Investment in associates and joint ventures	—	—	—	—	—
Other investing activities	(66)	37	298	(68)	201

Net cash provided (used) by investing activities	(33,973)	(336)	1,708	24,025	(8,576)

Financing activities:
Proceeds from short term debt	—	9	950	—	959
Proceeds from long-term debt, net of debt issuance costs	26,683	90	3,374	(237)	29,910
Payments of short term debt	—	—	(5,906)	—	(5,906)
Payments of long-term debt	(18,118)	(267)	156	(591)	(18,820)
Sale of treasury stock for stock option exercises	8	—	—	—	8
Dividends paid	(522)	—	(3,694)	3,556	(660)
Other financing activities (net)	23,139	(12)	(1,550)	(21,622)	(46)

Net cash used by financing activities	31,190	(180)	(6,670)	(18,894)	5,445

Net increase (decrease) in cash and cash equivalents	(36)	30	4,031	(33)	3,991
Effect of exchange rate changes on cash	—	—	(6)	—	(6)
Cash and cash equivalents:
At the beginning of the year	50	55	1,897	33	2,035

At the end of the year	14	85	5,922	—	6,020

Condensed consolidating statements of income for the year ended December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	12,831	92,793	(408)	105,216
Cost of sales (including depreciation and impairment)	4	11,715	73,642	(408)	84,953
Selling, general and administrative	494	361	4,793	(215)	5,433
Other operating Expenses (Income)	(805)	(113)	703	215	—

Operating income	307	868	13,655	—	14,830
Income from equity method investments	12,117	—	985	(12,117)	985
Financing costs—net	(2,099)	(201)	(559)	1,932	(927)

Income before taxes	10,325	667	14,081	(10,185)	14,888
Income tax (benefit) expense—net	(43)	66	3,015	—	3,038

Net income (loss) before minority interest	10,368	601	11,066	(10,185)	11,850
Minority interest	—	—	(1,482)	—	(1,482)

Net income (loss) attributable to equity holders of the parent	10,368	601	9,584	(10,185)	10,368

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	12	7,842	—	7,860
Restricted cash	205	—	40	—	245
Trade accounts receivable	34	523	8,752	224	9,533
Assets held for sale	—	1,296	—	—	1,296
Inventories	—	2,504	19,246	—	21,750
Prepaid expenses and other current assets	2,026	798	10,800	(8,980)	4,644

Total current assets	2,271	5,133	46,680	(8,756)	45,328
Property, plant and equipment—net	14	5,089	56,880	11	61,994
Investments in associates	69,683	721	5,110	(69,627)	5,887
Other assets	16,126	38	20,363	(16,111)	20,416

Total assets	88,094	10,981	129,033	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	11,538	131	8,587	(11,714)	8,542
Trade accounts payable and other	64	848	13,143	(64)	13,991
Liabilities held for sale	—	266	—	—	266
Accrued expenses and other current liabilities	49	769	7,227	1,365	9,410

Total current liabilities	11,651	2,014	28,957	(10,413)	32,209
Long-term debt	19,713	2,800	18,942	(19,370)	22,085
Deferred employee benefits	26	863	4,870	485	6,244
Other long-term obligations	19	1,114	10,419	—	11,552

Total liabilities	31,409	6,791	63,188	(29,298)	72,090

Minority interest	—	—	408	4,442	4,850
Equity attributable to the equity holders of parent	56,685	4,190	65,437	(69,627)	56,685

Total liabilities and equity	88,094	10,981	129,033	(94,483)	133,625

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	3,938	450	12,144	—	16,532

Investing activities:
Purchases of property, plant and equipment	(8)	(453)	(4,987)	—	(5,448)
Proceeds from sale of assets and investments including associates and joint ventures	—	22	(6,074)	—	(6,052)
Investment in associates and joint ventures	(190)	33	(1,039)	—	(1,196)
Other investing activities	(205)	(42)	1,034	—	787

Net cash provided (used) by investing activities	(403)	(440)	(11,066)	—	(11,909)

Financing activities:
Proceeds from short term debt	—	—	5,848	—	5,848
Proceeds from long-term debt, net of debt issuance costs	2,265	—	769	—	3,034
Payments of short term debt	—	(2)	(1,124)	—	(1,126)
Payments of long-term	(5,642)	(154)	(525)	—	(6,321)
Sale of treasury stock for stock option exercises	55	—	—	—	55
Purchase of treasury stock	—	—	(2,553)	—	(2,553)
Dividends paid	(1,828)	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	(2,552)	—
Others financing activities (net)	—	73	(158)	—	(85)

Net cash used by financing activities	(2,598)	(83)	(736)	—	(3,417)

Net increase (decrease) in cash and cash equivalents	937	(73)	342	—	1,206
Effect of exchange rate changes on cash	(945)	—	1,579	—	634
Cash and cash equivalents:
At the beginning of the year	14	85	5,921	—	6,020

At the end of the year	6	12	7,842	—	7,860